UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	April 26, 2012	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED

MARCH 31, 2012 AND 2011

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

TABLE OF CONTENTS

Page
Consolidated Financial Statements
Consolidated Statements of Financial Position	F1 - F2
Consolidated Statements of Comprehensive Income	F3
Consolidated Statements of Chagens in Equity	F4 - F5
Consolidated Statements of Cash Flows	F6
Notes to Consolidated Financial Statements	F7 - F110

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

(Figures in tables are presented in billions of Rupiah)

	Notes	March 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,3,36	11,163	9,634
Available-for-sale financial assets	2c,2u,36	373	361
Trade receivables	2c,2g,2u,4, 28,36
Related parties		1,116	932
Third parties		4,147	3,983
Other receivables	2c,2g,36	455	335
Inventories	2h,5,28	1,004	758
Advances and prepaid expenses	2c,2i,6,36	3,129	3,294
Claims for tax refund	2t,30	966	371
Prepaid taxes	2t,30	183	787
Assets held for sale	2j,7	593	791
Other current assets	2c	6	12
Total Current Assets		23,135	21,258
NON-CURRENT ASSETS
Long-term investments - net	2f,8	235	235
Property, plant and equipment	2l,2m,9,15,16,19,38	74,619	74,897
Prepaid pension benefit costs	2c,2s,33,36,46	1,002	991
Advances and other non-current assets	2c,,2n,10,36,40	3,802	3,817
Intangible assets	2d,2k,11	1,760	1,789
Deferred tax assets	2t,30	71	67
Total Non-current Assets		81,489	81,796
TOTAL ASSETS		104,624	103,054

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

(Figures in tables are presented in billions of Rupiah)

	Notes	March 31, 2012	December 31, 2011
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2c,2o,2r,12,36
Related parties		775	838
Third parties		6,439	7,479
Other payables	2w	39	38
Taxes payables	2t,30	2,010	1,039
Accrued expenses	2c,2r,13,26,33,36	5,344	4,790
Unearned income	2r,14	2,638	2,821
Advances from customers and suppliers		325	271
Short-term bank loans	2c,2p,15,36	170	100
Current maturities of long-term liabilities	2c,2m,2p,16,36	4,034	4,813
Total Current Liabilities		21,774	22,189
NON-CURRENT LIABILITIES
Deferred tax liabilities	2t,30	3,612	3,794
Unearned income	2r	229	242
Long service awards provisions	2s,34	284	287
Post-retirement health care benefits provisions	2c,2s,35,36	821	888
Retirement benefits obligation	2c,2s,33,35,46	1,852	1,715
Long-term liabilities - net of current maturities
Obligations under finance leases	2m,9,16	315	314
Two-step loans - related party	2c,2p,16,17,36	1,941	2,012
Bonds and notes	2c,2p,16,18,36	3,423	3,401
Bank loans	2c,2p,16,19,36	5,986	7,231
Total Non-current Liabilities		18,463	19,884
TOTAL LIABILITIES		40,237	42,073
EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT
Capital stock - Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,21	5,040	5,040
Additional paid-in capital	2v,22	1,073	1,073
Treasury stock	2v,23	(7,477)	(6,323)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,24	478	478
Difference due to change of equity in associated companies	2f	386	386
Unrealized holding gain from available-for-sale securities	2f,2u	50	47
Translation adjustment	2f	242	240
Difference due to acquisition of non-controlling interest in subsidiaries	1d,2d	(485)	(485)
Retained earning
Appropriated		15,337	15,337
Unappropriated	2u	35,039	31,717
Total Equity Attributable To Owners Of The Parent		49,683	47,510
Non-controling Interest	2a,20	14,704	13,471
TOTAL EQUITY		64,387	60,981
TOTAL LIABILITIES AND EQUITY		104,624	103,054
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, except per share and per ADS data)

	Notes	2012	2011
REVENUES	2c,2r,25,36	17,796	16,706
Other income	2r	180	100
EXPENSES
Operations, maintenance and telecommunication services	2c,2r,27,36	(3,916)	(4,070)
Depreciation and amortization	2l,2m,2r,9,10,11	(3,465)	(3,448)
Personnel	2c,2r,2s,13,26,33,34,35,36,46	(2,047)	(1,909)
Interconnection	2c,2r,29,36	(995)	(806)
Marketing	2r	(635)	(725)
General and administrative	2g,2h,2r,4,5,28,36,46	(580)	(553)
Gain on foreign exchange - net	2q	16	152
Others expense	2f,2r,8	(134)	(27)
Total Expenses		(11,756)	(11,386)
PROFIT BEFORE FINANCE (COST) INCOME AND INCOME TAX		6,220	5,420
Finance income	2c,36	129	120
Finance costs	2c,2r,36	(278)	(405)
Total Finance Costs - Net		(149)	(285)
PROFIT BEFORE INCOME TAX		6,071	5,135
INCOME TAX (EXPENSE) BENEFIT	2r,2t,30
Current		(1,698)	(1,329)
Deferred		186	18
		(1,512)	(1,311)
PROFIT FOR THE YEAR		4,559	3,824
OTHER COMPREHENSIVE INCOME
Foreign currency translation	1d,2b,2f	2	(5)
Change in fair value of available-for-sale financial assets	2f,2u	3	(3)
Total Other Comprehensive Income - net of tax		5	(8)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		4,564	3,816
Profit for the year attributable to:
Owners of the parent		3,322	2,828
Non-controlling interest		1,237	996
		4,559	3,824
Total comprehensive income attributable to:
Owners of the parent		3,327	2,820
Non-controlling interest	20	1,237	996
		4,564	3,816
BASIC EARNINGS PER SHARE	2x,31
Income per share		172.20	143.79
Income per ADS (40 Series B shares per ADS)		6,888.00	5,751.60
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah)

	Attributable to owners of the parent
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Difference in value arising from restructuring transactions and other transactions between entities under common control	Difference due to change of equity in associated companies	Unrealized holding gain on available- for-sale securities	Translation adjustment	Difference due to acquisition of non- controlling interest in subsidiaries	Retained earnings		Total	Non- controlling interest	Total equity
										Appropriated	Unappropriated
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2012		5,040	1,073	(6,323)	478	386	47	240	(485)	15,337	31,717	47,510	13,471	60,981
55% Accuisition of TLT	1d	-	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Treasury stock acquired at cost	2t,23	-	-	(1,154)	-	-	-		-	-		(1,154)	-	(1,154)
Total comprehensive income for the period	1d, 2b,2f, 2s,8	-	-	-	-	-	3	2	-	-	3,322	3,327	1,237	4,564
Balance, March 31, 2012		5,040	1,073	(7,477)	478	`386	50	242	(485)	15,337	35,039	49,683	14,704	64,387
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah)

	Attributable to owners of the parent
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Difference in value arising from restructuring transactions and other transactions between entities under common control	Difference due to change of equity in associated companies	Unrealized holding gain (loss) on available- for-sale securities	Translation adjustment	Difference due to acquisition of non- controlling interest in subsidiaries	Retained earnings		Total	Non-controlling interest	Total equity
										Appropriated	Unappropriated
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2011as reclassified		5,040	1,073	(4,264)	478	386	50	233	(485)	15,337	26,571	44,419	11,996	56,415
Net comprehensive income (loss) for the period	1d, 2b,2f, 2s,8	-	-	-	-	-	(3)	(5)	-	-	2,828	2,820	996	3,816
Balance, March 31, 2011		5,040	1,073	(4,264)	478	386	47	228	(485)	15,337	29,399	47,239	12,992	60,231
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers	16,328	15,212
Other operators	804	1,087
Total cash receipts from revenues	17,132	16,299
Cash payments for expenses	(5,381)	(5,372)
Cash payments to employees	(2,087)	(1,906)
Advance from (refund to) customers	41	(204)
Interest income received	127	123
Interest costs paid	(199)	(423)
Income tax paid	(858)	(1,375)
Net cash provided by operating activities	8,775	7,142
CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase ) proceeds from available-for-sale financial assets and dividends received	(8)	4
Purchases of available-for-sale financial assets	-	(17)
Proceeds from sale of property, plant and equipment	17	2
Proceeds from insurance claims	2	-
Acquisition of property, plant and equipment	(4,028)	(2,783)
Decrease (increase) in advances for purchases of property, plant and equipment	167	(226)
Increase in advance and other assets	(46)	(39)
Acquisition of intangible assets	(108)	(72)
Net cash used in investing activities	(4,004)	(3,131)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to the Company’s stockholder	-	(250)
Proceeds from short-term bank loans	79	28
Repayments of short-term bank loans	(25)	(17)
Proceeds from medium-term Notes	10	-
Repayment of medium-term Notes	(6)	(3)
Proceeds from two-step loans and bank loans	40	434
Repayment of two-step loans and bank loans	(2,211)	(2,662)
Payment for repurchase of shares	(1,154)	-
Proceeds from promissory notes	101	95
Repayment of promissory notes	(45)	(10)
Repayment of obligations under finance leases	(46)	(47)
Net cash used in financing activities	(3,257)	(2,432)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,514	1,579
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	15	(53)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,634	9,120
CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,163	10,646
SUPPLEMENTAL CASH FLOWS INFORMATION
Non-cash investing and financing activities:
Acquisition of property, plant and equipment through incurrence of payables	2,947	4,172
Addition of property, plant and equipment through non-monetary exchange	1,553	-
Reclassification of property, plant and equipment to assets held for sale	168	-
Acquisition of property, plant and equipment through finance leases	-	10
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.     GENERAL

a.     Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and  BAPEPAM-LK Regulation No. IX.E.2 of Material Transaction and Changes of the Core Business Activities, and to add the Company’s purposes and objectives, based on notarial deed No. 37 dated June 24, 2010 of A. Partomuan Pohan, S.H., LLM. The changes were accepted and approved by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU-AH.01.10-18476 dated July 22, 2010 and Letter No. AHU-35876.AH.01.02/2010 dated July 19, 2010 and was published in State Gazette of the Republic of Indonesia No. 63 dated August 9, 2011, Supplement of the Republic of Indonesia No. 23552.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.       Main business:

i.         Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.        Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

b.       Supporting business:

i.         Providing payment transactions and money transferring services through telecommunications and information networks.

ii.        Performing activities and other undertakings in connection with optimization of the Company's resources, which among others includes the utilization of the Company's property, plant and equipment and  moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

a.     Establishment and general information (continued)

The Company was granted several telecommunications licenses which are valid for an unlimited period of time as long as the Company complies with prevailing laws and telecommunications regulations and fulfills the obligations stated in those permits. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of services to the Indonesian Directorate General of Post and Telecommunications (“DGPT”) annually. The reports comprise information such as network development progress, service quality standard achievement, total customer, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”) there are additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/M.KOMINFO/11/2010	ITKP	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/M.KOMINFO/07/2011	Packet switched based local fixed line network	July 27, 2011

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

b.     Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees

1.     Board of Commissioners and Directors

Based on resolutions made at (i) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated June 11, 2010 as covered by notarial deed no. 18 of Dr. A. Partomuan Pohan, S.H., LLM., and (ii) the EGM of Stockholders of the Company dated December 17, 2010 as covered by notarial deed no. 33 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of March 31, 2012 and 2011, respectively, were as follows:

	March 31, 2012	December 31, 2011
President Commissioner	Jusman Syafii Djamal	Jusman Syafii Djamal
Commissioner	Bobby A.A Nazief	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Rudiantara	Rudiantara
Independent Commissioner	Johnny Swandi Sjam	Johnny Swandi Sjam
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer (“COO”)	* (see Note below)	* (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Director of Information Technology Solution & Strategic Portofolio**	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs (“HCGA”)	Faisal Syam	Faisal Syam

*      COO is held by Director of Network and Solution in 2010 and 2011

**    The change of title is based on Director’s Regulation No.201.04/r.00/PS.150/COP-B0030000/2011 dated November 23, 2011

2.     Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and Corporate Secretary as of March 31, 2012 and 2011, respectively, were as follows:

	March 31, 2012	December 31, 2011
Chair	Rudiantara	Rudiantara
Secretary	Salam	Salam
Member	Bobby A.A Nazief	Bobby A.A Nazief
Member	Agus Yulianto	Agus Yulianto
Member	Sahat Pardede	Sahat Pardede
Member	Johnny Swandi Sjam	Johnny Swandi Sjam
Corporate Secretary	Agus Murdiyatno	Agus Murdiyatno

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

b.     Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees (continued)

3.     Employees

As of March 31, 2012 and December 31, 2011, the Company and its subsidiaries had 25,914 employees (unaudited) and 26,023 employees (audited), respectively.

c.     Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the the Annual General Meeting (“AGM”) of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies was amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which became effective at the same date. The Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, it was split into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

c.     Public offering of securities of the Company (continued)

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007, the AGM of Stockholders of the Company on June 20, 2008, and AGM of Stockholders of the Company on May 19, 2011, the Company’s stockholders approved the phase I, II, III and IV plan, respectively, to repurchase the Company’s issued Series B shares (Note 23).

As of March 31, 2012, all of the Company’s Series B shares were listed on the IDX and 72,476,785 ADS shares were listed on the NYSE and LSE (Note 21).

As of March 31, 2012, the Company’s outstanding bonds which was second IDR bond and issued on June 25, 2010 with a nominal amount of Rp.1,005 billion for a five-year period and Rp.1,995 billion for a ten-year period for Series A and Series B, respectively, were listed on the IDX (Note 18a).

d.     Subsidiaries

As of March 31, 2012 and 2011, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):

(i)    Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of effective ownership interest		Total assets before elimination
			March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
PT Telekomunikasi Selular (“Telkomsel”) Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	60,854	58,723
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	3,572	3,264
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia and line telecommunication services/May 9, 2003	1998	100	100	2,473	1,955
PT Telekomunikasi Indonesia International (“TII”) Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	2,322	2,279
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	1,563	1,601

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(i)    Direct subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of effective ownership interest		Total assets before elimination
			March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/ May 7, 1997	1997	100 (including through 0.46% ownership by Metra)	100 (including through 0.8% ownership by Metra)	842	714
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	425	384
PT Napsindo Primatel Internasional (“Napsindo”) Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	5	5

(ii)   Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of effective ownership interest		Total assets before elimination
			March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
PT Infomedia Nusantara (“Infomedia”) Jakarta, Indonesia	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100 (including through 49% ownership by Company	100 (including through 51% ownership by Company	899	787
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/ May 1, 1987	1988	100	100	616	614
PT Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	423	431
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Heatlh insurance administration services/ February 25, 2010	2010	75	75	102	83
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/ October 31, 2005	2006	60	60	86	83

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(ii)   Indirect subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of effective ownership interest		Total assets before elimination
			March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Telekomunikasi Indonesia International Ltd., Hongkong	Telecommunication/ December 8, 2010	2010	100	100	79	56
PT Metra-Net (“Metra-Net”) Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	100	100	39	41
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance - established in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/ February 7, 2005	2005	65	65	8	8
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operation on July 31, 2003	100	100	0	0
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance - established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/ April 22, 2002	2002	65	65	0	0

(a)   Indonusa

On March 8, 2011, based on the Circular Meeting of Stockholders of Indonusa as covered by notarial deed No. 18 of Dr. A. Partomuan Pohan, S.H., LLM., dated March 14, 2011, the Company agreed to the conversion of debt of Rp.175 billion (debt to equity swap) into shares issued and fully paid capital to become Rp.552 billion.

On October 20, 2011, based on the Circular Meeting of Stockholders of Indonusa as covered by notarial deed No. 13 of Ashoya Ratam, S.H., LLM., dated October 20, 2011, the Company agreed to increase shares issued and fully paid capital of Rp.96 billion.

(b) GSD

On December 27, 2011, GSD established a subsidiary with Yayasan Kesehatan (“Yakes”), an affiliated company of the Company, called PT Telkom Landmark Tower (“TLT”) with 55% ownership. TLT will engage in providing construction and trading, services for property development and management. As of March 31, 2012, the deed of establishment was yet to be approved by the Minister of Justice of the Republic of Indonesia.

On February 7, 2012, GSD established a subsidiary with Yakes, an affiliated company of the Company, called PT Graha Yasa Selaras (“GYS”) with 51% ownership. GYS will engage in tourism business. As of March 31, 2012, the deed of establishment was yet to be approved by the Minister of Justice of the Republic of Indonesia. For three months period ended March 31, 2012, GYS had no financial and operational activities.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(c)   Metra

Based on notarial deed No. 2 dated January 3, 2012 of Sjaaf De Carya Siregar, S.H., Infomedia’s stockholder issued 17,142,857 shares which amounted to Rp 9 billion. Metra, a stockholder of Infomedia, bought all the newly issued shares. As a result, the Company’s ownership in Infomedia is diluted to 49%.

e.     Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on April 25, 2012.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with Indonesian Financial Accounting Standars (“IFAS”) and Regulation of the Capital Market and Financial Institution Supervisory Board (“Badan Pengawas Pasar Modal dan Lembaga Keuangan” or Bapepam-LK) No. VIII.G.7 regarding “Financial Statements Presentation Guidelines” and Circular Letter No. SE-02/PM/2002 regarding “Financial Statements Presentation Guidelines for Issuers or Public Companies in Telecommunication Industry” and KEP-554/BL/2010 regarding the Amendment Regulation No. VIII.G.7 and Circular Letter No. SE-03/BL/2011 regarding “Financial Statements Presentation and Disclosure Guidelines for Issuers and Public Company”.

a.       Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for available-for sale financial assets.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in billions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

The Company has reclassified non-controlling interest as at December 31, 2010 amounting to Rp.11,996 billion as part of equity and presented the consolidated statement of financial position as at the beginning of the comparative period.

On January 1 , 2012, the Company and its subsidiaries adopted new and revised statements of financial accounting standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) and interpretations of statement of financial accounting standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAK”) that are mandatory for application from that date. Changes to the Company and its subsidiaries’ accounting policies have been made as required, in accordance with the transitional provisions in the respective standards and interpretations.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.     Basis of preparation of financial statements (continued)

The adoption of these new and revised standards and interpretations did not result in substantial changes to the Company and its subsidiaries’ accounting policies and had no material effect on the amounts reported for the current or prior financial periods:

•         PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”

•         PSAK 18 (Revised 2010), “Accounting and Reporting by Retirement Benefit Plans”

•         PSAK 24 (Revised 2010), “Employee Benefits”

•         PSAK 28 (Revised 2010), “Accounting for Loss Insurance”

•         PSAK 33 (Revised 2011), “Stripping Activities and Environmental management in General Mining”

•         PSAK 34 (Revised 2010), “Construction Contracts”

•         PSAK 36 (Revised 2010), “Accounting for Life Insurance”

•         PSAK 45 (Revised 2010), “Financial Reporting for Non-Profit Organizations”

•         PSAK 46 (Revised 2011), “Income Taxes”

•         PSAK 50 (Revised 2010), “Financial Instruments: Presentation”

•         PSAK 53 (Revised 2010), “Share-based Payments”

•         PSAK 56 (Revised 2011), “Earning per Share”

•         PSAK 60, “Financial Instruments: Disclosures”

•         PSAK 61, “Accounting for Government Grants and Disclosures of Government Assistance”

•         PSAK 62, “Insurance Contracts”

•         PSAK 63, “Financial Reporting in Hyperinflationary Economies”

•         PSAK 64, “Exploration and Evaluation of Mineral Resources”

•         ISAK 13, “Hedges of a Net Investment in a Foreign Operation”

•         ISAK 15 - PSAK 24, “The Limit on a Defined Benefit Asset, Minimum Funding

Requirements and their Interaction

•         ISAK 16, “Service Concession Arrangements”

•         ISAK 18, “Government Assistance - No Specific Relation to Operating Activities”

•         ISAK 19, “Applying the Restatement Approach under PSAK 63: Financial Reporting in Hyperinflationary Economies”

•         ISAK 20, “Income Taxes - Changes in the Tax Status of an Entity or its Shareholders”

•         ISAK 22, “Service Concession Arrangements : Disclosure”

•         ISAK 23, “Operating Leases - Incentives”

•         ISAK 24,  “Evaluating the Substance of Transactions Involving the Legal Form of a lease”

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.     Basis of preparation of financial statements (continued)

The withdrawals of these standards and interpretations did not result in significant changes to the Company and its subsidiaries’ accounting policies and had no material effect on the amounts reported for the current or prior financial year:

•         PSAK 11, “Translation of Financial Statements in Foreign Currencies”

•         PSAK 27, “Accounting for Cooperatives”

•         PSAK 29, “Accounting for Oil and Gas”

•         PSAK 39, “Accounting for Joint Operations”

•         PSAK 52, “Reporting Currencies”

•         ISAK 4, “Allowable Alternative Treatment of Foreign Exchange Differences”

The following withdrawals of accounting standards and interpretations have been published and are mandatory for the financial year beginning on or later January 1, 2012:

•         ISAK 21, “Real Estate Construction Agreement”

•         PPSAK 7, “Withdrawals of PSAK 44: Accounting for Real Estate Development Activity”

•         PPSAK 10, “Withdrawals of PSAK 51: Accounting for Quasi-Reorganization”

The Company and its subsidiaries are still assessing the impact of withdrawals of those standards and interpretations on the financial statements.

b.     Principles of consolidation

The consolidated financial statements include the asset and liabilities of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than half of the voting power and has the ability to govern the financial and operating policy of the entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control, or the Company has the ability to control the entity, even though the ownership is less than or equal to half of the voting power. Subsidiaries are consolidated from the date on which effective control is obtained and that are no longer consolidated from the date control ceases.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

c.     Transactions with related parties

The Company and its subsidiaries have transactions with related parties. The definition of related parties used is in accordance with PSAK 7 (Revised 2010), “Related Party Disclosures”. The parties which are considered as a related party are a person or entity that is related to the entity that is preparing its financial statements.

The Company and its subsidiaries have applied the exemption in  PSAK 7 (Revised 2010) on disclosing the extent of detail in relation to related party transactions and outstanding balances, including commitments, with government-related entities.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

c.     Transactions with related parties (continued)

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company and its subsidiaries. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.       Business combinations

The acquisition of businesses is accounted for using the acquisition method of accounting. The consideration transferred is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition related costs are expensed as incurred. The acquirees identifiable assets and liabilities are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and measured at cost representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirers previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.

Non-controlling interests that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests proportionate share of the recognized amounts of the acquirees identifiable net assets. The choice of measurement basis is made on a transaction by transaction basis.

When the consideration in a business combination includes contingent consideration, it is measured at its acquisition date fair value. Contingent consideration is classified either as equity or a financial liability amounts classified as a financial liability are subsequently remeasured to fair value recognized in profit or loss or when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating unit. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of the asset in the unit. Impairment losses recognised for goodwill are not reversed in a subsequent period.

The acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carryover basis). Any difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the equity section.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects current market assesments of the time value of money and the risks spesific to the asset for which the estimate of future cash flows have not been adjusted.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.     Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method after initially being recognized at cost. Under this method, the Company  recognizes the Company's proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Investment in joint ventures is accounted by using the equity method whereby the participation in a joint venture initially recorded at cost and subsequently adjusted for changes in the shares of the venturer of the joint venture’s net assets that occurred after the acquisition.

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If in this case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognises the amount adjacent to the share of profit (loss) of associates company in the consolidated statement of comprehensive income.

These assets are included in long-term investments in the consolidated statement of financial position.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”) and the functional currency of Scicom (MSC) Berhad  (“Scicom”) is Malaysian Ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the equity section.

g.     Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectability of outstanding amounts. Accounts are written off in the period during which they are determined to be uncollectible.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.     Inventories

Inventories consist of components and modules, which are subsequently expensed or transferred to property, plant and equipment upon use. Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top box, wireless broadband modem and prepaid voucher blanks, which are expensed upon sale. The costs of inventories comprise of the purchase price, import duties, other taxes, transport, handling and other costs directly attributable to the it’s acquisition. Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards, handsets, set top box, wireless broadband modem and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories shall be recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of general and administrative expense in the period in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.      Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.      Assets held for sale

Assets (or disposals groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property, plant and equipment and depreciation on such assets is ceased.

k.     Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisitions, licenses (3G and Broadband Wireless Access)  and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.     Intangible assets (continued)

Intangible assets are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Licenses	10
Other intangible assets	2-10

l.      Property, plant and equipment - direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

The cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20-40
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment...	5-15
Transmission installation and equipment	5-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Customer Premise Equipment (“CPE”)	10
Other equipment	5

Depreciation or amortization method, useful lives and residual value of an asset should be reviewed at least at each financial year-end and adjusted if appropriate.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.      Property, plant and equipment - direct acquisitions (continued)

The Company and its subsidiaries periodically evaluate its property, plant and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its fair value less cost to sell or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated statement of financial position, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

m.   Leases

A lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership.

Finance leases are recognized as assets and liabilities in the statement of financial positions as the amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.   Leases (continued)

Leased assets are depreciated using the same method with and based on the useful lives as estimated for directly acquired property, plant and equipment. However, if there is no reasonable certainty that the Company and its subsidiaries will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease term and their economic useful lives.

        Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.     Deferred charges for land rights

Costs incurred to process and extend land rights held by the Company and its subsidiaries are deferred and amortized using the straight-line method over the term of the land rights.

o.     Trade payables

        Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables  are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

        Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest menthod.

p.     Borrowings

        Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method.

        Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn  down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility which it relates.

q.     Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the accounting records of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date as follows:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.     Foreign currency translation (continued)

	The Company and its subsidiaries
	March 31, 2012		December 31, 2011
	Buy	Sell	Buy	Sell
United States Dollars (“US$”) 1	9,139	9,149	9,060	9,075
Euro 1	12,195	12,210	11,706	11,727
Yen 1	111.23	111.38	116.69	116.96

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.     Revenue and expense recognition

i.      Fixed line telephone revenues

Revenues from fixed line installations are deferred including incremental costs and recognized as income over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2011 and 2010 is 10 years, respectively. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•         Sale of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•         Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•         Unutilized promotional credits are netted against unearned income.

Revenues under Universal Service Obligation (“USO“) arrangement are recognized when telecommunication access is ready and the services are rendered.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.     Revenue and expense recognition (continued)

iii.   Interconnection revenues

The revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derives from other operator’s subscriber call to the Company and its subsidiary operator’s subscribers (incoming) and calls between subscribers of other operators through the Company and its subsidiary’s network (transit).

iv.    Data, internet and information technology services revenues

Revenues from data communication and internet are recognized based on service activity and performance which is measured by duration of internet usage or based on the fixed amount charges depending on the arrangements  with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or the installation take place.

Revenue from computer software development service is recognized using the percentage of completion method.

v.     Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases which is recognized over the period in which the services are rendered.

vi.    Other telecommunications services revenues

        Revenues from other telecommunications services consist of Revenue-Sharing Arrangements (“RSA”) and sales of other telecommunication services or goods.

        The RSA are recorded in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated statement of financial position. All revenues generated from the RSA are recorded as a component of revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as finance costs with the balance treated as a reduction of the obligation under RSA.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and or delivery of goods to customers.

vii.  Multiple-element arrangements

        Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Expenses

Expenses are recognized on an accruals basis.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.     Employee benefits

i.      Short-term employee benefits

All short term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short term benefits shall be recognized as expense on undiscounted basis when employees have rendered service to the Company and its subsidiaries.

ii.    Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates  of government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there is no deep market for high quality corporate bonds.

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period, which is based on securities quoted market price information. The amount of prepaid pension costs that can be recognized is limited to the total of any unrecognized past service costs, unrecognized actuarial losses and the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of comprehensive income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs as they become payable.

iii.   Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of Telkomsel are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of comprehensive income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.     Employee benefits (continued)

iv.    Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

v.     Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

vi.    Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

t.      Income tax

Income tax is charged or credited to the consolidated statement of comprehensive income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity other comprehensive income.

The current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, it establishes provisions based on the amounts expected to be paid to the tax authorities.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.      Income tax (continued)

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets and liabilities are offset in the consolidated statement of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

u.     Financial instruments

In implementing PSAK 50 (Revised 2006) and PSAK 55 (Revised 2006), the Company and its subsidiaries classify financial instruments into financial assets and financial liabilities.

The Company and its subsidiaries classify financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.      Financial assets

The Company and its subsidiaries classify their financial assets as (i) financial assets at fair value through profit and loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financials assets were acquired. Management determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and cash equivalents, available-for sale financial assets, trade receivables, other receivables, other current financial assets and other non-current financial assets.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.     Financial instruments (continued)

i.      Financial assets (continued)

a.       Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking. No financial assets were classified as financial assets at fair value through profit or loss as of March 31, 2012 and 2011.

b.       Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables consist of, among other things, cash and cash equivalents, trade receivables, other receivables, other current financial assets and other non-current financial assets.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.        Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)       those that the Company upon initial recognition designates as at fair value through profit or loss;

b)       those that the Company designates as available for sale; and

c)       those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of March 31, 2012 and December 31, 2011.

d.       Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available for sale financial assets consist of available for sale securities which are recorded as available-for sale financial assets.

The Company and its subsidiaries use settlement date accounting for regular purchases and sales of financial assets.

Investments in available-for-sale securities and trading securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary and is charged to the consolidated statements of comprehensive income.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.     Financial instruments (continued)

i.      Financial assets (continued)

d.     Available-for-sale financial assets (continued)

Gains or losses arising from changes in fair value of the trading securities are presented in the income statement within other (expenses)/income in the period in which they arise.

ii.     Financial liabilties

The Company and its subsidiaries classify their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Company’s financial liabilities include trade payables, other payables, accrued expenses, loans, bonds and notes.

a.       Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking.

No financial liabilities were categorized as held for trading as of March 31, 2012 and December 31, 2011.

b.       Financial liabilities measured at amortized cost

Financial liabilities that are not classified as at fair value through profit and loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are among other things, trade payables, other payables, accrued expenses, loans, bonds and notes.

iii.    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

v.     Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Additional Paid-in Capital”.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.    Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized them as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

x.     Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing income for the year attributable to owners of the parent by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

The Company does not have potentially dilutive ordinary shares.

y.     Segment information

The Company and its subsidiaries' segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Company and its subsidiaries' chief operating decision maker (“CODM”) ie. Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.     Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.      Retirement benefits

The present value of the retirement benefits obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefits obligations.

The Company and its subsidiaries determine the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Company and its subsidiaries consider the interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z.     Critical Accounting Estimates and Judgements (continued)

i.      Retirement benefits (continued)

If there is an improvement in the ratings of such government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 33, 34  and 35.

ii     Provision for impairment of receivables

The Company and its subsidiaries assess whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience.

iii.   Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company and its subsidiaries recognize liabilities for anticipated tax audit issues based on estimates whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax income tax assets and liabilities in the period in which such determination is made.

iv.    Impairment of non-financial assets

The Company and its subsidiaries tests annually whether goodwill is impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management’s assumptions and estimates.

In determining value in use, the Company and its subsidiaries apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates and discount rates. These judgements are applied based on our understanding of historical information and expectations of future performance. Changing the key assumptions, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the value in use calculations.

For the year ended December 31, 2011, the Company recognized Rp.563 billion, of impairment loss on property, plant and equipment in relation to the fixed wireless services. A 1% increase in the discount rate used would result in an increase in impairment loss of approximately Rp.907 billion. However the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the full mobility initiative, such that it generates positive cash flows and returns to profitablility as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year (Note 10c).

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

3.     CASH AND CASH EQUIVALENTS

	March 31, 2012	December 31, 2011
Cash on hand	19	6
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	435	687
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	378	302
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	136	101
Others	27	18
	976	1,108
Foreign currencies
Bank Mandiri	242	198
BNI	24	48
Others	1	2
	267	248
Sub-total	1,243	1,356
Third parties
Rupiah
Others (each below Rp.50 billion)	150	115
	150	115
Foreign currencies (each below Rp.50 billion)	107	69
Sub-total	257	184
Total cash in banks	1,500	1,540
Time deposits
Related parties
Rupiah
BNI	2,777	2,418
BRI	2,142	2,620
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	457	446
Bank Mandiri	211	448
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	168	145
PT Bank Syariah Mandiri (“BSM”)	75	77
PT Bank BRI Syariah	30	30
PT Bank Pembangunan Daerah Jawa Timur	-	2
	5,860	6,186
Foreign currencies
BRI	303	299
Bank Mandiri	137	-
BNI	51	7
	491	306
Sub-total	6,351	6,492

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

3.     CASH AND CASH EQUIVALENTS (continued)

	March 31, 2012	December 31, 2011
Time deposits (continued)
Third parties
Rupiah
PT Bank Central Asia Tbk (“Bank BCA”)	1,565	-
PT Bank OCBC NISP Tbk (“OCBC NISP” merged with PT Bank OCBC Indonesia)	300	-
PT Bank Mega Tbk (“Bank Mega”)	180	180
PT Bank Bukopin Tbk (“Bank Bukopin”)	155	181
PT Bank Tabungan Pensiunan Nasional Tbk	98	190
PT Bank Muamalat Indonesia	95	95
PT Pan Indonesia Bank Tbk	90	90
Deutsche Bank AG (“DB”)	30	78
Others (each below Rp.50 billion)	57	65
	2,570	879
Foreign currencies
PT Bank Standard Chartered Bank	388	-
OCBC NISP	278	641
BCA	56	-
Others (each below Rp.50 billion)	1	76
	723	717
Sub-total	3,293	1,596
Total time deposits	9,644	8,088
Grand Total	11,163	9,634

Interest rates per annum on time deposits are as follows:
	March 31, 2012	December 31, 2011
Rupiah	2.25% - 8.50%	2.85% - 9.25%
Foreign currencies	0.08 - 3.00%	0.05% - 3.00%

The related parties which the Company and its subsidiaries place their funds are state-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the state.

Refer to Note 36 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

4.     TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.     By debtor

(i)      Related parties

	March 31, 2012	December 31, 2011
The Government	1,061	810
CSM	78	86
PT Indonesian Satellite Corporation Tbk (“Indosat”)	26	36
PT Patra Telekomunikasi Indonesia (“Patrakom”)	34	31
Others (each below Rp.30 billion)	29	52
Total	1,228	1,015
Less provision for impairment of receivables	(112)	(83)
Net	1,116	932

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)   Third parties

	March 31, 2012	December 31, 2011
Residential and business subscribers	5,624	5,255
Overseas international carriers	335	377
Total	5,959	5,632
Less provision for impairment of receivables	(1,812)	(1,649)
Net	4,147	3,983

b.     By age

(i)    Related parties

	March 31, 2012	December 31, 2011
Up to 6 months	737	726
7 to 12 months	292	137
More than 12 months	199	152
Total	1,228	1,015
Less provision for impairment of receivables	(112)	(83)
Net	1,116	932

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

4.     TRADE RECEIVABLES (continued)

b.     By age (continued)

(ii)   Third parties

	March 31, 2012	December 31, 2011
Up to 3 months	3,615	3,153
More than 3 months	2,344	2,479
Total	5,959	5,632
Less provision for impairment of receivables	(1,812)	(1,649)
Net	4,147	3,983

c.     By currency

(i)    Related parties

	March 31, 2012	December 31, 2011
Rupiah	1,184	972
U.S. Dollars	44	43
Total	1,228	1,015
Less provision for impairment of receivables	(112)	(83)
Net	1,116	932

(ii)   Third parties

	March 31, 2012	December 31, 2011
Rupiah	5,174	4,829
U.S. Dollars	784	802
Euro	1	1
Total	5,959	5,632
Less provision for impairment of receivables	(1,812)	(1,649)
Net	4,147	3,983

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

4.     TRADE RECEIVABLES (continued)

d.     Movements in the provision for impairment of receivables

	March 31, 2012	December 31, 2011
Beginning balance	1,732	1,445
Provision recognized during the year (Note 28)	193	856
Receivables written-off	(1)	(569)
Ending balance	1,924	1,732

Receivables written-off are write-offs  of third party’s trade receivables.

Management believes that the provision for impairment of receivables is adequate to cover losses on uncollectible trade receivables.

Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 15 and 19).

Refer to Note 36 for details of related party transactions.

5.     INVENTORIES

	March 31, 2012	December 31, 2011
SIM cards, RUIM cards, set top box and prepaid voucher blanks	446	238
Components	366	329
Modules	303	297
Total	1,115	864
Provision for obsolescence
Components	(15)	(15)
Modules	(96)	(91)
Total	(111)	(106)
Net	1,004	758

Movements in the provision for impairment are as follows:
	March 31, 2012	December 31, 2011
Beginning balance	106	83
Provisions of inventory recognized during the year (Note 28)	5	27
Inventories written-off	(0)	(4)
Ending balance	111	106

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

5.     INVENTORIES (continued)

The cost of inventories recognised as expense and included in operations, maintenance, and telecommunication services expenses (Note 27)  as of March 31, 2012 and December 31, 2011  amounted to Rp.155 billion and Rp.818 billion, respectively.

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 15 and 19).

As of March 31, 2012 and December 31, 2011  , modules and components held by the Company and its subsidiaries have been insured against fire, theft, all industrial risks, loss risk during delivery and other specific risks with the total sum insured as of March 31, 2012 and December 31, 2011  is amounting to Rp.228 billion and Rp.235 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.

6.     ADVANCES AND PREPAID EXPENSES

	March 31, 2012	December 31, 2011
Frequency license (Notes 40c.i and 40c.iii)	1,921	2,211
Rental	497	530
Salaries	396	201
Advances	175	184
Others (each below Rp.50 billion)	140	168
Total	3,129	3,294

Refer to Note 36 for details of related party transactions.

7.     ASSETS HELD FOR SALE

This account represents the carrying amount of equipment to be exchanged with equipment of Nokia Siemens Network Oy with a total agreed price of US$69.97 million. The equipment will be used as a part of the settlement for the exchange of equipment with this Company.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

8.     LONG-TERM INVESTMENTS

	March 31, 2012
	Percentage of ownership	Beginning balance	Share of (loss) profit of associated company	Dividend	Translation adjustment	Ending balance
Long-term investments in associated companies:
Scicom[a]	29.71	101	(1)	-	1	101
Patrakom[b]	40.00	43	1	-	-	44
PT Melon Indonesia (“Melon”)[c]	51.00	44	(1)	-	-	43
CSM[d]	25.00	26	-	-	-	26
PSN[e]	22.38	-	-	-	-	-
		214	(1)	-	1	214
Other long-term investments		21	-	-	-	21
		235	(1)	-	1	235

	December 31, 2011
	Percentage of ownership	Beginning balance	Addition	Share of (loss) profit of associated company	Translation adjustment	Ending balance
Long-term investments in associated companies:
Scicom[a]	29.71	109	(1)	(7)	(0)	101
Melon[c]	51.00	51	(7)	-	-	44
Patrakom[b]	40.00	40	4	(1)	-	43
CSM[d]	25.00	33	(6)	-	(1)	26
PSN[e]	22.38	-	-	-	-	-
		233	(10)	(8)	(1)	214
Other long-term investments		21	-	-	-	21
		254	(10)	(8)	(1)	235

[a] Scicom is engaged in providing call center services in Malaysia.

[b] Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

[c] Melon is engaged in providing Digital Content Exchange Hub services. As a result of the existence of substantive participating rights held by the other venturer over the significant financial and operating policies of Melon,  Metra does not have control over Melon.

[d] CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

[e] PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

9.     PROPERTY, PLANT AND EQUIPMENT

	January 1, 2012	Additions	Deductions	Reclassifications	March 31, 2012
At cost:
Direct acquisitions assets
Land	842	2	-	1	845
Buildings	3,417	1	-	74	3,492
Leasehold improvements	650	5	-	16	671
Switching equipment	25,470	5	693	395	25,177
Telegraph, telex and data communication equipment	20	-	-	-	20
Transmission installation and equipment	78,584	132	740	2,026	80,002
Satellite, earth station and equipment	7,069	3	-	77	7,149
Cable network	26,392	403	12	(254)	26,529
Power supply	9,339	4	-	271	9,614
Data processing equipment	8,082	68	3	(54)	8,093
Other telecommunications peripherals	472	-	-	(32)	440
Office equipment	727	6	-	(19)	714
Vehicles	84	-	-	(9)	75
Other equipment	111	-	-	(7)	104
Property under construction:
Buildings	139	44	-	(65)	118
Leasehold improvements	3	14	-	(16)	1
Switching equipment	70	(110)	-	131	91
Transmission installation and Equipment	826	2,511	-	(2,210)	1,127
Satellite, earth station and equipment	21	38	-	(39)	20
Cable network	42	3	-	-	45
Power supply	30	135	-	(136)	29
Data processing equipment	72	177	-	(115)	134
Leased assets
Transmission installation and equipment	305	-	-	(98)	207
Data processing equipment	344	-	-	-	344
Office equipment	27	-	-	(1)	26
Vehicles	48	-	-	-	48
CPE assets	22	-	-	-	22
RSA assets:
Switching equipment	81	-	-	-	81
Transmission installation and equipment	16	-	-	(5)	11
Cable network	380	-	-	(10)	370
Other telecommunications peripherals	2	-	-	-	2
Total	163,687	3,441	1,448	(79)	165,601

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

9.     PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2012	Additions	Deductions	Reclassifications	March 31, 2012
Accumulated depreciation and impairment:
Direct acquisitions assets
Buildings	1,671	34	-	(4)	1,701
Leasehold improvements	502	18	-	-	520
Switching equipment	17,412	342	543	428	17,639
Telegraph, telex and data communication equipment	17	-	-	-	17
Transmission installation and equipment	35,169	1,930	-	(13)	37,086
Satellite, earth station and equipment	4,135	129	385	(54)	3,825
Cable network	16,952	238	11	(256)	16,923
Power supply	4,916	313	-	(19)	5,210
Data processing equipment	6,189	248	3	(181)	6,253
Other telecommunications peripherals	353	2	-	(34)	321
Office equipment	523	18	-	(9)	532
Vehicles	74	1	-	(9)	66
Other equipment	98	1	-	(7)	92
Leased assets
Transmission installation and equipment	270	5	-	(2)	273
Data processing equipment	217	13	-	-	230
Office equipment	9	1	-	-	10
Vehicles	47	-	-	-	47
CPE assets	9	1	-	-	10
RSA assets:
Switching equipment	33	2	-	-	35
Transmission installation and equipment	18	1	-	(5)	14
Cable network	175	9	-	(7)	177
Other telecommunications peripherals	1	-	-	-	1
Total	88,790	3,306	942	(172)	90,982
Net Book Value	74,897				74,619

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

9.     PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2011	Additions	Deductions	Reclassifications	December 31, 2011
At cost:
Direct acquisitions assets
Land	816	40	(14)	-	842
Buildings	3,203	149	(66)	131	3,417
Leasehold improvements	601	12	(5)	42	650
Switching equipment	30,125	113	(5,565)	797	25,470
Telegraph, telex and data communication equipment	20	-	-	(0)	20
Transmission installation and equipment	73,999	2,271	(829)	3,143	78,584
Satellite, earth station and equipment	6,922	72	(0)	75	7,069
Cable network	24,541	1,491	(698)	1,058	26,392
Power supply	8,269	466	(151)	755	9,339
Data processing equipment	7,896	298	(480)	368	8,082
Other telecommunications peripherals	494	6	(3)	(25)	472
Office equipment	644	95	(59)	47	727
Vehicles	113	3	(3)	(29)	84
Other equipment	108	4	(1)	0	111
Property under construction:
Buildings	58	148	-	(67)	139
Leasehold improvements	91	82	-	(170)	3
Switching equipment	1	1,851	-	(1,782)	70
Transmission installation and equipment	288	6,051	-	(5,513)	826
Satellite, earth station and equipment	27	164	-	(170)	21
Cable network	6	38	-	(2)	42
Power supply	40	704	-	(714)	30
Data processing equipment	68	510	-	(506)	72
Leased assets
Transmission installation and equipment	303	11	-	(9)	305
Data processing equipment	298	68	-	(22)	344
Office equipment	26	1	-	(0)	27
Vehicles	53	-	(5)	-	48
CPE assets	22	-	-	-	22
RSA assets:
Land	1	-	-	(1)	-
Switching equipment	84	-	-	(3)	81
Transmission installation and equipment	27	-	-	(11)	16
Cable network	398	-	-	(18)	380
Other telecommunications peripherals	4	-	-	(2)	2
Total	159,546	14,648	(7,879)	(2,628)	163,687

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

9.     PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2011	Additions	Impairments	Deductions	Reclassifications	December 31, 2011
Accumulated depreciation and impairment:
Direct acquisitions assets
Buildings	1,576	104	2	(66)	55	1,671
Leasehold improvements	443	64	-	(5)	-	502
Switching equipment	20,912	2,695	-	(5,324)	(871)	17,412
Telegraph, telex and data communication equipment	17	0	-	-	(0)	17
Transmission installation and equipment	30,191	6,717	320	(511)	(1,548)	35,169
Satellite, earth station and equipment	3,621	486	176	(0)	(148)	4,135
Cable network	15,529	1,075	39	(698)	1,007	16,952
Power supply	3,855	1,252	12	(144)	(59)	4,916
Data processing equipment	5,819	1,079	13	(479)	(243)	6,189
Other telecommunications peripherals	367	13	1	(3)	(25)	353
Office equipment	509	63	-	(59)	10	523
Vehicles	100	6	-	(3)	(29)	74
Other equipment	93	6	-	(1)	(0)	98
Leased assets
Transmission installation and equipment	251	23	-	-	(4)	270
Data processing equipment	171	55	-	-	(9)	217
Office equipment	4	5	-	-	(0)	9
Vehicles	39	12	-	(4)	-	47
CPE assets	7	2	-	-	-	9
RSA assets:
Land	1	-	-	-	(1)	-
Switching equipment	30	6	-	-	(3)	33
Transmission installation and equipment	22	4	-	-	(8)	18
Cable network	154	35	-	-	(14)	175
Other telecommunications peripherals	3	0	-	-	(2)	1
Total	83,714	13,702	563	(7,297)	(1,892)	88,790
Net Book Value	75,832					74,897

a. Gains on disposal or sale of property, plant and equipment

	2012	2011
Proceeds from sale of property, plant and equipment	17	3
Net book value	(1)	(3)
Exchange of property, plant and equipment - net	12	-
Gains on disposal or sale of property, plant and equipment	28	0

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

9.     PROPERTY, PLANT AND EQUIPMENT (continued)

b.     KSO assets ownership arrangements

      (i)      In accordance with the amended and restated KSO VII agreement with PT Bukaka Singtel International (“BSI”), the ownership rights to the acquired property, plant and equipment in KSO VII were legally retained by BSI until the end of the KSO period which was on December 31, 2010. As of December 31, 2010, the net book value of these property, plant and equipment was Rp.710 billion. As at January 1, 2011, the legal rights on these property, plant and equipment was transferred to the Company, and the property, plant and equipment now reflected in the balances above.

(ii)     In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV were legally retained by MGTI until the end of the KSO period which was on December 31, 2010. As of December 31, 2010, the net book value of this property, plant and equipment was Rp.161 billion. As at January 1, 2011, the legal rights on these property, plant and equipment was transferred to the Company, and the property, plant and equipment now reflected in the balances above.

c.   Assets impairment

(i)      As of December 31, 2011, the CGUs that generate cash inflows independently were fixed wireline, fixed wireless, cellular and others. There were indications of impairment in the fixed wireless business segment, including reporting a segment loss of Rp.1,433 billion for the year ended December 31, 2011, which was mainly due to increased competition in the fixed wireless market and that has resulted in lower average tariffs, declining active customers and declining average revenue per user (ARPU). The Company assessed the recoverable value of the assets in the cash generating unit (CGU) and determined that assets for the fixed wireless CGU were impaired at 31 December 2011 resulting in an impairment charge of Rp.563 billion being recognized in the consolidated statement of comprehensive income under ‘Depreciation and Amortisation’. The recoverable amount has been determined based on value-in-use (VIU) calculations. These calculations used pre-tax cash flow projections approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth rate. The cash flow projections reflect management’s expectations of revenue, EBITDA growth and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows from 2013 and returns to profitability in 2016. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. The projection assumes that management will receive appropriate licenses and effectively implement a full mobility initiative that will remove limitations in the existing service which can only be used by customers within a particular area code. Management applied a pre-tax discount rate of 11.4%, derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. The perpetuity growth rate used of 0% assumes that while subscriber numbers may continue to increase after five years, average revenue per user may decline such that only neglegible long term growth will be achieved in a competitive market.

If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year.

(ii)     As of December 31, 2011, there were no events or changes in circumstances that would indicate that the carrying amounts  of the Company’s fixed wireline business, cellular business and others may not be recoverable.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

9.     PROPERTY, PLANT AND EQUIPMENT (continued)

c.     Assets impairment (continued)

(iii)    As of March 31, 2012 and December 31, 2011, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of March 31, 2012, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

d.     Others

(i)      Interest capitalized to property under construction amounted to Rp.nil for three months period ended March 31, 2012 and for the years ended December 31, 2011, respectively.

(ii)        Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for three months period ended March 31, 2012 and for the years ended December 31, 2011, respectively.

(iii)    In April 2011, Telkomsel decided to replace certain equipment (part of infrastructure) with a cost and net carrying amount of Rp.707 billion and Rp.189 billion, respectively, as part of a modernization program. Accordingly, Telkomsel changed the useful life of such equipment. The impact is an additional depreciation expense of Rp.154 billion charged to the 2011 consolidated statement of comprehensive income. Subsequently, in August 2011 and December 2011, part of the equipment with a cost of Rp.185 billion and Rp.399 billion, respectively, were derecognized. Upon derecognition, the equipment had been fully depreciated.

In 2011, due to the impact of changes in technology, damage and other causes, certain equipment and software (mainly part of infrastructure and supporting facilities) with a cost and a net carrying amount of Rp.4,126 billion and Rp.16 billion, respectively, were derecognized.

(iv)    In May 2011, the useful life of Telkomsel’s certain equipment (part of supporting facilities) was changed from 10 years to 6 years to reflect its current economic life. The impact is an additional depreciation expenses of Rp.295 billion charged to the 2011 consolidated statements of comprehensive income.

(v)     Exchange of property, plant and equipment:

•      On January 24, 2011 and February 25, 2011, the Company and INTI entered into a purchase order of procurement and installation agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network with Trade In Trade Off (TITO) mode for STO Cengkareng, STO Gandaria and STO Injoko amounting to Rp.96 billion and for STO Semanggi amounting to Rp.44 billion. In 2011, the Company has derecognised the copper cable network asset with a net book value of Rp.0.1 billion and recorded the fiber optic network asset of Rp.57 billion.

•      In 2012, certain equipment (part of infrastructure) with a cost and a net carrying amount of Rp.434 billion and Rp.138 billion, respectively, were exchanged with equipment from Nokia Siemens Network Oy and Huawei with a total price of US$16 million.

•      In 2012, certain equipment part of infrastructure) with a cost and a net carrying amount of Rp.412 billion and Rp.168 billion, respectively, are going to be exchanged with equipment from Nokia Siemens Network Oy and Huawei. Accordingly, these were reclassified to non-current assets held for sale (Note 7).

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

9.     PROPERTY, PLANT AND EQUIPMENT (continued)

c.        Others (continued)

(vi)    The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 18-45 years, which will expire between 2012 and 2052. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(vii)   As of March 31, 2012, the Company and its subsidiaries’ property, plant and equipment, except for land, were insured against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.71.483 billion, which was covered by sum insured basis with a maximum loss claim of Rp.1.597 billion, US$28 million, EUR0.14 million and SGD6 million and on first loss basis of Rp.6.754 billion including business recovery of Rp.486 billion with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$14 million and US$37 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(viii)  As of March 31, 2012, the completion of assets under construction was around 49.75% of the total contract value, with estimated dates of completion between April 2012 and June 2013. Management believes that there is no impediment to the completion of the construction in progress.

(ix)    Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 15 and 19).

(x)     The Company and its subsidiaries have lease commitments for property, plant and equipments under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets, with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance  leases as of March 31, 2012 and December 30, 2011 are as follows:

Year	March 31, 2012	December 31, 2011
2012	252	259
2013	172	179
2014	102	110
2015	43	33
2016	30	23
Later	33	38
Total minimum lease payments	632	642
Interest	(124)	(132)
Net present value of minimum lease payments	508	510
Current maturities (Note 16a)	(193)	(196)
Long-term portion (Note 16b)	315	314

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

10.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of March 31, 2012 and December 31, 2011 consist of:

Year	March 31, 2012	December 31, 2011
Advances for purchase of property, plant and equipment	1,888	2,017
Prepaid rent - net of current portion (Note 6)	1,231	1,143
Deferred charges	412	435
Restricted cash	212	164
Security deposits	55	54
Others (each below Rp.50 billion)	4	4
Total	3,802	3,817

Deferred charges represent deferred Revenue-Sharing Arrangements (“RSA”) charges, deferred Indefeasible Right of Use (“IRU”) Agreement charges, and deferred land rights charges.                     Total deferred charges amortization expense in March 31, 2012 and December 30, 2011 were amounted to Rp.21 billion and Rp.84 billion, respectively.

As of March 31, 2012 and December 30, 2011 restricted cash represents time deposits with original maturities of more than one year and cash pledged as collateral for bank guarantees for the USO contract (Note 40c.vi) and other contracts.

Refer to Note 36 for details of related party transactions.

11.  INTANGIBLE ASSETS

(i)    The changes in the carrying amount of goodwill, license and other intangible assets for three months period ended March 31, 2012 and for the years ended December 31, 2011 are as follows:

	Goodwill	Other intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2011	192	2,769	815	3,776
Addition - acquired separately:
The Company’s software	-	16	-	16
The subsidiaries’ software	-	93	-	93
Reclassifications	-	(27)	-	(27)

Balance, March 31, 2012	192	2,851	815	3,858

Accumulated amortization:
Balance, December 31, 2011	(29)	(1,619)	(339)	(1,987)
Amortization expense during the period	-	(117)	(21)	(138)
Reclassifications	-	27	-	27
Balance, March 31, 2012	(29)	(1,709)	(360)	(2,098)
Net Book Value	163	1.142	455	1.760
Weighted-average amortization period	-	6.10 years	9.62 years

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

11.  INTANGIBLE ASSETS (continued)

	Goodwill	Other intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2010	192	9,875	812	10,879
Addition - acquired separately:
The Company’s software	-	293	-	293
The subsidiaries’ software	-	309	-	309
The subsidiaries’ license	-	-	1	1
Reclassifications	-	(105)	2	(103)
Deductions	-	(7,603)	-	(7,603)
Balance, December 31, 2011	192	2,769	815	3,776
Accumulated amortization:
Balance, December 31, 2010	(29)	(8,815)	(250)	(9,094)
Amortization expense during the year	-	(429)	(87)	(516)
Reclassifications	-	22	(2)	20
Deductions	-	7,603	-	7,603
Balance, December 31, 2011	(29)	(1,619)	(339)	(1,987)
Net Book Value	163	1,150	476	1,789
Weighted-average amortization period	-	6.47 years	9.39 years

(ii)   Goodwill resulted from the acquisition of PT Sigma Cipta Caraka (“Sigma”) in 2008, Indonusa in 2008 and Ad Medika in 2010. Other intangible assets also included the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas. In accordance with the expiration of KSO agreement term (Note 9b), the carrying amount and the accumulated amortization of the intangible assets has been derecognized.

(iii)  In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee amounting to Rp.436 billion (Notes 36c and 40c.i). The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use. In 2009, Telkomsel obtained an additional 3G license of Rp.320 billion which is recorded as an intangible assets and amortized over 10 years.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as an expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

(iv)  The estimated annual amortization expense relating to other intangible assets from April 1, 2012 is approximately Rp.489 billion.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

11.  INTANGIBLE ASSETS (continued)

(v)   The aggregate amounts of goodwill allocated to each cash generating unit (CGU) are as follows:

December 31, 2011
Sigma	88
Ad Medika	82
Total	170

Metra performed its annual impairment tests of those CGUs based on fair value less cost to sell using discounted cash flow projections. The impairment tests used management approved cash flows projections covering a five-year period, and the following key assumptions:

The key assumptions used in the impairment test are as below:

	December 31, 2011
	Sigma	Ad Medika
Discount rate	12.5%	12.1%
Perpetuity growth rate	2%	2%

As of December 31, 2011, no impairment charge was required for goodwill on acquisition of subsidiaries, with any reasonably possible changes to the key assumptions applied not likely to cause carrying amount of the CGUs to exceed their recoverable amount.

12.  TRADE PAYABLES

	March 31, 2012	December 31, 2011
Related parties
Purchases of equipment, materials and services	408	369
Radio frequency usage charges, Concession fees and Universal Service Obligation charges	311	409
Payables to other telecommunications providers	56	60
Sub-total	775	838
Third parties
Purchases of equipment, materials and services	6360	7,429
Payables to other telecommunications providers	79	50
Sub-total	6,439	7,479
Total	7,214	8,317

Trade payables by currency are as follows:
	March 31, 2012	December 31, 2011
Rupiah	3,580	4,422
U.S. Dollars	3,624	3,883
Others	10	12
Total	7,214	8,317

Refer to Note 36 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

13.  ACCRUED EXPENSES

	March 31, 2012	December 31, 2011
Operations, maintenance and telecommunications services	3,201	2,917
Salaries and benefits	1,071	900
General, administrative and marketing	899	805
Interest and bank charges	173	168
Total	5,344	4,790

Refer to Note 36 for details of related party transactions.

14.  UNEARNED INCOME

	March 31, 2012	December 31, 2011
Prepaid pulse reload vouchers	2,363	2,526
Other telecommunications services	126	153
Others (each below Rp.50 billion)	149	142
Total	2,638	2,821

15.  SHORT-TERM BANK LOANS

		March 31, 2012		December 31, 2011
		Outstanding		Outstanding
		Original currency		Original currency
Lenders	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Bank CIMB Niaga	Rp.	-	118	-	45
Bank Danamon	Rp.	-	39	-	40
Others	Rp.	-	13	-	15
Total			170		100

Refer to Note 36 for details of related party transactions.

Other significant information relating to short-term bank loans as at March 31, 2012 is as follows:

			Total facility		Interest payment	Interest rate
	Borrower	Currency	(in billions)	Payment schedule	period	per annum	Security
Bank CIMB Niaga
April 25, 2005 [a]	Balebat	Rp.	12	April 25, 2012	Monthly	11.00%	Property, plant and equipment (Note 9), inventories (Note 5), and trade receivables (Note 4)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

15.  SHORT-TERM BANK LOANS (continued)

			Total facility		Interest payment	Interest rate
	Borrower	Currency	(in billions)	Payment schedule	period	per annum	Security
Bank CIMB Niaga (continued)
April 29, 2008 a	Balebat	Rp.	5	May 29, 2012	Monthly	11.50%	(Note 9), Property, plant and equipment Inventories (Note 5), and trade receivables (Note 4)
May 14, 2010	Infomedia	Rp.	28	April 28, 2012	Monthly	10.50%	Trade receivables (Note 4)
March 9, 2012	Infomedia	Rp.	38	July 19,2012	Monthly	9.75%	Trade receivables (Note 4)
March 24, 2012	Infomedia	Rp.	38	July 29, 2012	Monthly	9.75%	Trade receivables (Note 4)
Bank Danamon
August 5, 2011	Infomedia	Rp.	40	April 10, 2012	Monthly	11.00%	Trade receivables (Note 4)
Bank Ekonomi
August 7, 2009[b]	Sigma	Rp.	35	July 1, 2012	Monthly	9.00%	Trade receivables (Note 4), property, plant and equipment (Note 9)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purpose.

a   Based on the latest amendment on May 25, 2011.

b   Based on the latest amendment on November 23, 2011.

16.  MATURITIES OF LONG-TERM LIABILITIES

a.     Current maturities

		March 31,	December 31,
	Notes	2012	2011
Bank loans	19	3,183	3,960
Bonds and notes	18	428	385
Two-step loans	17	230	272
Obligations under finance leases	9	193	196
Total		4,034	4,813

Refer to Note 36 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

16.  MATURITIES OF LONG-TERM LIABILITIES (continued)

b.     Long-term portion

Scheduled principal payments as of March 31, 2012, are as follows:

			(In billions of Rupiah)
	Notes	Total	2013	2014	2015	2016	Later
Bank loans	19	5,986	3,517	1,666	597	152	54
Bonds and notes	18	3,423	256	116	1,056	-	1,995
Two-step loans	17	1,941	171	196	198	201	1,175
Obligations under finance leases	9	315	142	87	34	23	29
Total		11,665	4,086	2,065	1,885	376	3,253

17.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		March 31, 2012		December 31, 2011
		Outstanding		Outstanding
		Original currency		Original currency
Lenders	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Overseas bank	Yen	9,983	1,112	9,983	1,167
	Rp.	-	676	-	717
	US$	42	383	44	400
Total			2,171		2,284
Current maturities (Note 17a)			(230)		(272)
Long-term portion (Note 17b)			1,941		2,012

Lenders	Currency	Payment schedule	Interest payment period	Interest rate per annum
Overseas bank	US$	Semi-annually	Semi-annually	4.00%
	Rp.	Semi-annually	Semi-annually	7.46% - 7.71%
	Yen	Semi-annually	Semi-annually	3.10%

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

17.  TWO-STEP LOANS (continued)

Since 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:

a.     Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the     two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.     Internal financing (earnings before depreciation and finance costs) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.

As of March 31, 2012, the Company complied with the above mentioned ratios.

Refer to Note 36 for details of related party transactions.

18.  BONDS AND NOTES

		March 31, 2012		December 31, 2011
		Outstanding		Outstanding
		Original currency	Rupiah equivalent	Original currency	Rupiah equivalent
Bonds and notes	Currency	(in millions)		(in millions)
Bonds
Series A	Rp.	-	1,005	-	1,005
Series B	Rp.	-	1,995	-	1,995
Medium Term Notes (“MTN” )
Metra	Rp.	0	65	-	59
Sigma	Rp.	0	30	-	30
PT Finnet Indonesia (“Finnet”)	Rp.	0	17	-	18
Promissory Notes
Huawei Tech	US$	67	610	60	545
PT. ZTE Indonesia (“ZTE”)	US$	14	129	15	134
Total			3,851		3,786
Current maturities (Note 16a)			(428)		(385)
Long-term portion (Note 16b)			3,423		3,401

a.     Bonds

						Interest payment	Interest rate
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	method	per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all assets owned by the Company. The underwriter of the bonds are PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas. And the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds of the issuance of bonds on July 6, 2010.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

18.  BONDS AND NOTES (continued)

a.     Bonds (continued)

The funds received from public offering of bonds net of issuance costs, are to be used for increasing capital expenditure which consisted of: wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system), and optimizing legacy and supporting facilities (fixed wireline and wireless).

As of March 31, 2012, the rating for the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on indenture trusts agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 2:1.

2.     EBITDA to finance costs ratio should not be less than 5:1.

3.     Debt service coverage is 125%

As of March 31, 2012, the Company complied with the above mentioned ratios.

b.     MTN

Notes	Principal	Issuance date	Maturity date	Interest payment method
MTN
Metra I
Phase 1	30	June 9, 2009	June 19, 2012	Quarterly
Phase 2	20	February 1, 2010	February 2, 2013	Quarterly
Metra II
Phase 1	20	December 28, 2011	December 28, 2014	Quarterly
Phase 2	10	February 22, 2012	February 22, 2015	Quarterly
Sigma	30	November 17, 2009	November 17,2014	Semi-annually
Finnet
Phase 1	10	October 16, 2009	November 17, 2012	Monthly
Phase 2	15	March 18, 2010	March 24, 2013	Monthly

The Arranger of the Medium Term Notes is PT Bahana Securities, Bank Mega is acting as Trustee, and PT Kustodian Sentral Efek Indonesia (“KSEI”) is acting as Collecting Agent and Custodian. Proceeds from the issuance of MTN among others were used to expand the business and as working capital.

Metra secures with a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

The MTN of Sigma and Finnet are not secured by a specific collateral, but secured by all of Sigma and Finnet’s assets. These movable or fixed property, either existing or in the future, are collateral for assets of MTN holders and at all times ranked (pari passu) without any preference with other creditor privileges in accordance with prevailing regulations. Sigma and Finnet may buyback all or part of the MTN at any time before the maturity date of MTN.

Based on the agreements, Metra, Sigma, and Finnet are required to comply with required covenants including maintaining financial ratios. As of March 31, 2012, Metra, Sigma, and Finnet complied with the ratios.

Refer to Note 36 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

18.  BONDS AND NOTES (continued)

c.     Promissory Notes

					Interest payment	Interest rate
Supplier	Currency	Principal (in billions)	Issuance date	Payment schedule	method	per annum
PT Huawei Tech Investment (“Huawei Tech”)	US$	0.3	June 19, 2009	Semi-annually	Semi-annually	6 month LIBOR+2.5%
				(January 11, 2012 – June 23, 2014)
PT. ZTE Indonesia (“ZTE”)	US$	0.1	August 20, 2009	Semi-annually	Semi-annually	6 month LIBOR+1.5%
				(June 10, 2012 – June 10, 2014)		6 month LIBOR+2.5%

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company with ZTE and Huawei Tech, the promissory notes issued by the Company to ZTE and Huawei Tech are unsecured supplier financing facilities covering 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) projects with ZTE and Huawei Tech.

19.  BANK LOANS

		March 31, 2012		December 31, 2011
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Syndication of banks	Rp.	-	2,588	-	3,225
BCA	Rp.	-	1,936	-	2,271
Bank Mandiri	Rp.	-	1,763	-	2,111
BRI	Rp.	-	1,131	-	1,131
ABN Amro Bank N.V.Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank	US$	85	780	85	771
BNI	Rp.	-	500	-	400
Japan Bank for International Cooperation (“JBIC”)	US$	42	383	42	381
Bank CIMB Niaga	Rp.	-	77	-	81
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	Rp.	-	66	-	69
	US$	0	3	0	4
OCBC NISP	Rp.	-	-	-	466
Industrial and Commercial Bank of China Limited (“ICBC”)	US$	-	-	39	350
Others	Rp.	-	1	-	1
Total			9,228		11,261
Unamortized debt issue cost			(59)		(70)
			9,169		11,191
Current maturities (Note 16a)			(3,183)		(3,960)
Long-term portion (Note 16b)			5,986		7,231

Refer to Note 36 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

19.  BANK LOANS (continued)

Other significant information relating to bank loans as at March 31, 2012 is as follows:

	Borrower	Currency	Total facility (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
July 29, 2008[a] (BNI, BRI and Bank Jabar)	The Company	Rp.	2,400	Semi-annually (2010 - 2013)	Quarterly	3 months JIBOR+1.20%	None
June 16, 2009[a] (BNI and BRI)	The Company	Rp.	2,700	Semi-annually (2011 - 2014)	Quarterly	3 months JIBOR+2.45%	None
BCA
July 5, 2010b&c	Telkomsel	Rp.	2,000	Semi-annually (2012 - 2016)	Quarterly	3 months JIBOR+1.20%	None
December 16, 2010[a]	TII	Rp.	200	Semi-annually (2011 - 2015)	Quarterly	3 months JIBOR+1.25%	None
Bank Mandiri
July 5, 2010b&c	Telkomsel	Rp.	3,000	Semi-annually (2012 - 2016)	Quarterly	3 months JIBOR+1.20%	None
BRI
October 13, 2010[a]	The Company	Rp.	3,000	Semi-annually (2013 - 2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp.	1,000	Semi-annually (2011 - 2017)	Quarterly	3 months JIBOR+1.40%	Property, plants and equipments (Note 9)
ABN Amro Bank N.V. Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank
December 30, 2009b&[d]	Telkomsel	US$	0.3	Semi-annually (2011- 2016)	Semi-annually	6 months LIBOR+0.82%	None
BNI
October 13, 2010[a]	The Company	Rp.	1,000	Semi-annually (2013 - 2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011	PIN	Rp	500	Semi-annually (2016)	Quarterly	3 months JIBOR+1.50%	Inventories (Note 5) and trade receivables (Note 4)
Japan Bank for International Cooperation (“JBIC”)
March 26, 2010[a]&e	The Company	US$	0.06	Semi-annually (2010 - 2015)	Semi-annually	4.56% and 6 months LIBOR+0.70%	None

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

19.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga
March 21, 2007[h]	GSD	Rp.	21	Quarterly (2007 - 2015)	Monthly	13.00%	Property, plants and equipments (Note 9)
November 23, 2007[h]	GSD	Rp.	9	Monthly (2007 - 2012)	Monthly	11.00%	Property, plants and equipments (Note 9),
July 28, 2009[i]	Balebat	Rp.	3	Monthly (2010 - 2014)	Monthly	11.50%	Property, plants and equipments (Note 9), inventories (Note 5), and trade receivables (Note 4)
May 24, 2010	Balebat	Rp.	3	Monthly (2010 - 2015)	Monthly	11.50%	Property, plants and equipments (Note 9), inventories (Note 5), and trade receivables (Note 4)
March 31, 2011	GSD	Rp.	13	Monthly (2011 - 2019)	Monthly	9.75%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
March 31, 2011	GSD	Rp.	24	Monthly (2011 - 2019)	Monthly	9.75%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
March 31, 2011	GSD	Rp.	12	Monthly (2011 - 2015)	Monthly	9.75%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
September 9, 2011	GSD	Rp.	11	Monthly (2011 - 2015)	Monthly	9.75%	Property, plants and equipments (Note 9), and trade receivables (Note 4)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

19.  BANK LOANS (continued)

			Total facility		Interest	Interest
	Borrower	Currency	(in billions)	Payment schedule	payment period	rate per annum	Security
Bank CIMB Niaga (continued)
September 9, 2011	GSD	Rp.	41	Monthly (2011 - 2021)	Monthly	9.75%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
Bank Ekonomi
December 7, 2006a&j	Sigma	Rp.	14	Monthly (2006 - 2012)	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
March 9, 2007a&j	Sigma	Rp.	13	Monthly (2008 - 2012)	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
September 10, 2008a&j	Sigma	Rp.	33	Monthly (2009 - 2015)	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
August 7, 2009a&j	Sigma	Rp.	35	Monthly some installment (2009 - 2013)	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
August 7, 2009a&j	Sigma	Rp.	20	Monthly some installment (2009 - 2014)	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
February 23, 2011a&j	Sigma	Rp.	30	Monthly (2011 - 2015)	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 9), and trade receivables (Note 4)
February 23, 2011a&j	Sigma	US$	0.002	Monthly (2011 - 2015)	Monthly	6.00%	Property, plants and equipments (Note 9), and trade receivables (Note 4)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

19.  BANK LOANS (continued)

The credit facilities obtained by the Company and its subsidiaries are used for working capital purpose.

a.

As stated in the agreements, the Company and its subsidiaries are required to comply with all covenants or restrictions including maintaining financial ratios as follows. As of March 31, 2012, the Company and its subsidiaries has complied with the ratios.

b.

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect the Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of March 31, 2012, Telkomsel has complied with the above covenants.

c.

Pursuant to expiry of availability periods of facilities from BCA and Bank Mandiri, those banks have approved extension of the availability periods to January 2012. The approval from BCA and Bank Mandiri for extension of the availability period was formalized through amendment of loan agreement on July 20 and 21, 2011.

d.

Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 40a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm Branch (as “the original lender”) and Standard Chartered Bank (“SCB”) (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively. The availability period of Facility 1 expired in July 2010 with no outstanding loan balance and the availability period of facility 2 expired in March 2011. Pursuant to expiry of availability period of Facility 2, EKN agreed to reduce premium of the unused facility by US$3 million through a cash refund.

e.

In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million.

f.	Based on the latest amendment on March 31, 2011.
g.	Based on the latest amendment on May 24, 2010.
h.	Based on the latest amendment on November 23, 2011.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

20.  NON-CONTROLLING INTEREST

	March 31,	December 31,
	2012	2011
Non-controlling interest in net assets of subsidiaries:
Telkomsel	14,663	13,430
Metra*	36	33
GSD*	5	-
Infomedia**	-	8
Total	14,704	13,471

	2012	2011
Non-controlling interest in total comprehensive income of subsidiaries:
Telkomsel	1,232	992
Metra*	5	3
GSD*	0	-
Infomedia**	-	1
Total	1,237	996

*    The amounts represent other third parties’ share of ownership in subsidiaries of Metra, Infomedia  and GSD.

**  See Note 1d.

21.  CAPITAL STOCK

	March 31, 2012
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares	10,320,470,711	53.70	2,580
Government
The Bank of New York Mellon Corporation*	2,899,071,416	15.08	725
Directors (Note 1b):
Ermady Dahlan	17,604	-	0
Indra Utoyo	5,508	-	0
Public (individually less than 5%)	5,999,828.580	31.22	1,500
Total	19,219,393,820	100.00	4,805
Treasury stock (Note 23)	940,605,460	-	235
Total	20,159,999,280	100.00	5,040

*      The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

21.  CAPITAL STOCK (continued)

	December 31, 2011
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares	10,320,470,711	53.24	2,580
Government
The Bank of New York Mellon Corporation*	2,952,965,536	15.23	738
Directors (Note 1b):
Ermady Dahlan	17,604	-	0
Indra Utoyo	5,508	-	0
Public (individually less than 5%)	6,112,879,960	31.53	1,529
Total	19,386,339,320	100.00	4,847
Treasury stock (Note 23)	773,659,960	-	193
Total	20,159,999,280	100.00	5,040

*      The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

The Company only issued 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors, issuance of new shares and to amend the Company’s Articles of Association.

22.  ADDITIONAL PAID-IN CAPITAL

	March 31, 2012	December 31, 2011
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Total	1,073	1,073

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

23.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp.5,250 billion
II	AGM	June 29, 2007 - December, 28, 2008	215,000,000	Rp.2,000 billion
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp.3,000 billion
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp.3,000 billion
IV	AGM	May 19, 2011 -November 20, 2012	645,161,290	Rp.5,000 billion

Movement in treasury stock as a result of share repurchase is as follow:

	March 31, 2012			December 21, 2011
	Number of shares	%	Rp.	Number of shares	%	Rp.
Balance beginning	773,659,960	3.84	6,323	490,574,500	2.43	4,264
Number of shares acquired	166,945,500	0.83	1,154	283,085,460	1.41	2,059
Balance ending	940,605,460	4.67	7,477	773,659,960	3.84	6,323

Pursuant to the AGM of Stockholders of the Company dated June 11, 2010, the stockholders approved the changes to the Company’s plan for use of the treasury stock as result of the Share Buy Back I, II and III, as follows:  (i) market placement; (ii) cancellation; (iii) equity conversion; and (iv) funding.

24.  DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.478 billion arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services, which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of March 31, 2012 and December 31, 2011, the development of the related infrastructure amounted to Rp.537 billion, respectively.

As of March 31, 2012 and December 31, 2011, the Company has received an aggregate of Rp.478 billion, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments of Rp.90 billion from 2005 to 2008 and Rp.118 billion on August 25, 2009, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Equity section. These amounts are recorded as a component of Equity because the Government is the majority and controlling stockholder of the Company.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

25.  REVENUES

	2012	2011
Telephone Revenues
Cellular
Usage charges	6,899	6,425
Features	133	185
Monthly subscription charges	165	145
	7,197	6,755
Fixed lines
Usage charges	1,975	2,046
Monthly subscription charges	702	786
Call Center	74	42
Installation charges	29	36
Others	25	20
	2,805	2,930
Total Telephone Revenues	10,002	9,685
Interconnection Revenues
Domestic interconnection and transit	489	504
International interconnection	387	342
Total Interconnection Revenues	876	846
Data, Internet and Information Technology Services Revenues
Internet, data communication and information technology services	3,295	2,305
Short Messaging Services (“SMS”)	2,752	3,077
VoIP	57	64
e-Business	11	6
Total Data, Internet and Information Technology Services Revenues	6,115	5,452
Network Revenues
Leased lines	199	204
Satellite transponder lease	107	101
Total Network Revenues	306	305
Other Telecommunications Services Revenues
Customer Premise Equipment (“CPE”) and terminal	169	192
Pay TV	89	49
USO Compensation	79	81
Leased	52	22
Sales of modem	46	32
Directory assistance	14	22
Others	48	20
Total Other Telecommunications Services Revenues	497	418
TOTAL REVENUES	17,796	16,706

Refer to Note 36 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

26.  PERSONNEL EXPENSES

	2012	2011
Salaries and related benefits	772	698
Vacation pay, incentives and other benefits	723	719
Employees’ income tax	209	198
Net periodic pension costs (Notes 33)	198	126
Housing	49	50
Insurance	34	32
Net periodic post-retirement health care benefits costs (Note 35)	23	50
Other post-retirement cost (Note 33c)	16	16
LSA (Note 34)	13	12
Others	10	8
Total	2,047	1,909

27.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2012	2011
Operations and maintenance	2,193	2,047
Radio frequency usage charges (Notes 36b and 40c.iii)	701	947
Concession fees and Universal Service Obligation charges (Note 36b)	337	290
Electricity, gas and water	213	202
Cost of phone, set top box, SIM and RUIM cards	157	257
Insurance	105	112
Leased lines and CPE	73	39
Vehicles rental and supporting facilities	62	69
Cost of IT services	34	50
Others	41	57
Total	3,916	4,070

Refer to Note 36 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

28.  GENERAL AND ADMINISTRATIVE EXPENSES

	2012	2011
Provision for impairment of receivables and inventory obsolescence (Notes 4d and 5)	198	180
Collection expenses	78	76
General	74	54
Travelling	53	60
Training, education and recruitment	47	36
Professional fees	38	36
Security and screening	15	32
Others	77	79
Total	580	553

Refer to Note 36 for details of related party transactions.

29.  INTERCONNECTION EXPENSES

	2012	2011
Domestic interconnection and transit	728	530
International interconnection	267	276
Total	995	806

Refer to Note 36 for details of related party transactions.

30.  TAXATION

a.     Claim for tax refund

	March 31,	December 31,
	2012	2011
Subsidiaries
Corporate income tax	319	23
Income tax
Article 23 - Withholding tax on services delivery	8	8
Value Added Tax (“VAT”)	639	340
	966	371

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

b.     Prepaid taxes

	March 31,	December 31,
	2012	2011
The Company
VAT	-	43
Subsidiaries
Corporate income tax	19	610
VAT	159	131
Income tax
Article 23 - Withholding tax on services delivery	5	3
	183	744
	183	787

        c.     Taxes payable

	March 31,	December 31,
	2012	2011
The Company
Income taxes
Article 4 (2) - Final tax	3	4
Article 21- Individual income tax	22	68
Article 23- Withholding tax on services delivery	8	11
Article 25- Installment of corporate income tax	-	40
Article 26- Withholding tax on non-resident income tax	0	1
Article 29- Underpayment of corporate income tax	237	1
VAT	236	-
	506	125
Subsidiaries
Income taxes
Article 4 (2) - Final tax	20	29
Article 21- Individual income tax	46	75
Article 23- Withholding tax on services delivery	15	25
Article 25- Installment of corporate income tax	334	6
Article 26- Withholding tax on non-resident income tax	7	10
Article 29- Underpayment of corporate income tax	1,002	682
VAT	80	87
	1,504	914
	2,010	1,039

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

d.     The components of income tax expense (benefit) are as follows:

	2012	2011
Current
The Company	361	301
Subsidiaries	1,337	1,028
	1,698	1,329
Deferred
The Company	(111)	12
Subsidiaries	(75)	(30)
	(186)	(18)
	1,512	1,311

e.     Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2012	2011
Consolidated income before tax	6,071	5,135
Add back consolidation eliminations	2,467	1,916
Consolidated income before tax and eliminations	8,538	7,051
Less: income before tax of the subsidiaries	(4,981)	(3,910)
Income before tax attributable to the Company	3,557	3,141
Less: income subject to final tax	(90)	(194)
	3,467	2,947
Tax calculated at applicable rates	693	589
Non-taxable income	(494)	(383)
Non-deductible expenses	65	53
Deferred tax liabilities that cannot be utilized - net	(22)	35
Corporate income tax expense	242	294
Final income tax expense	8	19
Total income tax expense of the Company	250	313
Income tax expense of the subsidiaries	1,262	998
Total consolidated income tax expense	1,512	1,311

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

e.     (continued)

The reconciliation between income before tax attributable to the Company and the estimated taxable income for three months period ended March 31, 2012 and 2011, are as follows:

	2012	2011
Income before tax attributable to the Company	3,557	3,141
Less: income subject to final tax	(90)	(194)
	3,467	2,947
Temporary differences:
Amortization of intangible assets and land rights	7	32
Depreciation and gain on sale of property, plant and equipment	39	37
Provision for impairment and trade receivables written-off	139	62
Foreign exchange gain on deferred consideration for business combinations	0	85
Net periodic pension and other post-retirement benefits costs	70	18
Payments of deferred consideration for business combinations	0	(106)
Accrued early retirement benefits
Deferred installation fee	(19)	(20)
Provision for impairment of assets
Other provisions	207	9
Total temporary differences	443	117
Permanent differences:
Net periodic post-retirement health care benefit costs	23	50
Equity in net income of associates and subsidiaries	(2,471)	(1,917)
Others	306	214
Total permanent differences	(2,142)	(1,653)
Taxable income	1,768	1,411
Current corporate income tax expense	354	282
Final income tax expense	7	19
Total current income tax expense of the Company	361	301
Current income tax expense of the subsidiaries	1,337	1,028
Total current income tax expense	1,698	1,329

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

e.     (continued)

The Tax Law No. 36/2008 stipulates a reduction of 5% from the top rate applicable to qualifying companies listed, and for whose stock is traded on, the IDX which meet the prescribed criteria that the public own 40% or more of the total fully paid and traded stocks on the IDX, and such stocks are owned by at least 300 parties, with each party owning less than 5% of the total paid-up stocks. These requirements must be met by a company for a period of 6 months in one tax year. The Company has met all of the required criteria, therefore, for the purposes of calculating income tax expenses and liabilities for the financial reporting periods of December  31, 2011, the Company has deducted its applicable tax rate by 5%.

The Company applied a tax rate of 20% for the fiscal year 2011. The subsidiaries applied a tax rate of 25% for the fiscal year 2011.

f.     Tax assessment

(i)       The Company

Directorate General of Tax (“DGT”) has audited the Company’s corporate income tax overpayment amounting to Rp.255 billion on 2008 fiscal year. On June 16, 2010, DGT issued an Overpaid Tax Assessment Letter (“Surat Ketetapan Pajak Lebih Bayar” or “SKPLB”) on corporate income tax amounting Rp.228 billion. The difference between SKPLB and the Company’s claim for tax refund has been charged to 2010 consolidated statement of comprehensive income amounting to Rp.27 billion. The Company received an Underpaid Tax Assessment Letter (“Surat Ketetapan Pajak Kurang Bayar” or “SKPKB”) on VAT amounting to Rp.1.69 billion including a tax penalty of Rp.0.5 billion which has been net off with SKPLB of income taxes. Therefore, the Company received restitution from DGT amounting to Rp.226.5 billion. On July 9, 2010, the Company has received a refund from a claim of SKPLB on 2008 fiscal year corporate income tax.

As of the issuance date of the consolidated financial statements, the audit of withholding income tax for 2008 fiscal year is still in process.

(ii)   Telkomsel

On February 25, 2009, the Tax Authorities filed a judicial review to the SC for the Tax Court’s acceptance of Telkomsel’s appeal for a refund of withholding taxes covering the fiscal year 2002 of Rp.115 billion. On April 3, 2009, Telkomsel filed a contra-appeal to the Indonesian Supreme Court (“SC”). As of the issuance date of the consolidated financial statements, it is still in process.

Based on the Tax Court’s verdict in March 2010, Telkomsel’s appeal on Value Added Tax for the fiscal years 2004 and 2005 was accepted and Telkomsel subsequently received the refund of Rp.215 billion in June 2010 with an interest of Rp.103 billion. On August 10, 2010, the Tax Authorities filed a judicial review to the SC on the Tax Court’s verdict. On September 24, 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

As a result of the assessment and tax court verdict, on January 28 and February 12, 2010, Telkomsel received the refund for overpayment of the 2008 Corporate Income Tax of Rp.439 billion and Rp.4.2 billion, respectively.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

f.     Tax assessment (continued)

(ii)   Telkomsel (continued)

On April 21, 2010, the Tax Court notified Telkomsel that the Tax Authorities has filed an appeal to the SC on the Tax Court’s verdict of the cancellation of a Tax Collection Letter (STP) for the underpayment of income tax Article 25 for the period of December 2008 of Rp.429 billion (including a penalty of Rp.8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In 2010, Telkomsel was assessed for underpayments of Corporate Income Tax, withholding taxes and Value Added Tax, for the fiscal year 2006 totalling Rp.212 billion (including penalty of Rp.69 billion). On December 23, 2010, Telkomsel filed an objection to the Tax Authorities for underpayments of withholding taxes and Value Added Tax amounting to Rp.116 billion (including a penalty of Rp.38 billion) and recorded it as a claim for tax refund. The accepted portions of Rp.50 billion was previously recognized and charged to 2008 consolidated statement of comprehensive income while the remaining portion of Rp.46 billion were charged to the 2010 consolidated statement of comprehensive income. Subsequently, in September 2011, the Tax Authorities rejected Telkomsel’s objection. In December 2011, Telkomsel filed an appeal to the Tax Court. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In October and November, 2010, Telkomsel received STPs for the underpayments of income tax Article 25 for the fiscal year 2010 of Rp.229 billion (including penalty of Rp.11 billion). The STPs were paid in November and December 2010. The principal payment of Rp.218 billion was considered as a prepayment in calculating the 2010 corporate income tax which at the end resulted in an overpayment of Rp.599.87 billion (Note 45e). Through its letters in November 2010, Telkomsel requested the Tax Authorities to cancel the STPs. Subsequently, in April 2011, Telkomsel  received STPs from Tax Authorities which revised the above-mentioned STPs issued in October and November 2010 with an additional penalty of Rp.4.3 billion.

On May 5, 2011, the Tax Authorities  rejected  Telkomsel’s request for cancellation of those STPs. Subsequently, on May 31, 2011, Telkomsel filed an appeal to the Tax Court. The overpayment and penalty are recognized as claims for tax refund as of December 31, 2011. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In August 2011, Telkomsel was assessed for underpayments of withholding taxes and Value Added Tax for the fiscal year 2008 totaling Rp.235 billion. In November 2011, Telkomsel filed an objection to the Tax Authorities for the underpayments of Value Added Tax amounting to Rp.232 billion and recorded it as a claim for tax refund. The remaining portion of Rp.3 billion was charged to the 2011 consolidated statement of comprehensive income. As of the issuance date of the consolidated financial statements, the objection is still in process.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

f.     Tax assessment (continued)

(ii)   Telkomsel (continued)

On March 12, 2012, Telkomsel received assessment letters as a result of tax audit for fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid the Corporate Income Tax and underpaid the Value Added Tax amounted to Rp.597.4 billion (Note 30) and Rp.302.7 billion (including a penalty of Rp.73.3 billion), respectively. Telkomsel accepted the overpayment of Corporate Income Tax and Rp.12.1 billion of underpayment of Value Added Tax (including a penalty of Rp.6.3 billion). Considering that the amount is insignificant, the accepted portion was charged to the 2012 consolidated statement of comprehensive income. Telkomsel plans to file an objection to the Tax Authorities for underpayment of Value Added Tax of Rp.290.7 billion (including a penalty of Rp.67 billion) (Note 45c).

g.     Deferred tax assets and liabilities

The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

	December 31,2011	(Charged) credited to the Consolidated statements of income	March 31, 2012
The Company
Deferred tax assets:
Deferred consideration for business combinations	-		-
Provision for impairment of receivables	334	35	369
Net periodic pension and other post-retirement benefits costs	86	18	104
Accrued expenses and provision for inventory obsolescence	30	27	57
Employee benefits provisions	82	25	107
Deferred connection fee	85	(5)	80
Total deferred tax assets	617	100	717
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(1,929)	9	(1,920)
Land rights, intangible assets, and others	(21)	1	(20)
Finance leases	(33)	1	(32)
Total deferred tax liabilities	(1,983)	11	(1,972)
Deferred tax liabilities of the Company - net	(1,366)	111	(1,255)
Telkomsel
Deferred tax assets:
Provision for impairment of receivables	64	12	76
Employee benefits provisions	151	11	162
Total deferred tax assets	215	23	238
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(2,529)	71	(2,458)
Intangible assets	(49)	2	(47)
Total deferred tax liabilities	(2,578)	73	(2,505)
Deferred tax liabilities of Telkomsel - net	(2,363)	96	(2,267)
Deferred tax liabilities of other subsidiaries - net	(65)	(25)	(90)
Total deferred tax liabilities - net	(3,794)	182	(3,612)
Deferred tax assets of other subsidiaries-net
Total deferred tax assets - net	67	4	71

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

g.     Deferred tax assets and liabilities (continued)

	December 31, 2010	(Charged)credited to the Consolidated statements of income	December 31, 2011
The Company
Deferred tax assets:
Deferred consideration for business combinations	27	(27)	-
Provision for impairment of receivables	287	47	334
Net periodic pension and other post-retirement benefits costs	84	2	86
Accrued expenses and provision for inventory obsolescence	26	4	30
Employee benefits provisions	86	(4)	82
Deferred connection fee	106	(21)	85
Total deferred tax assets	616	1	617
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(1,893)	(36)	(1,929)
Land rights, intangible assets, and others	(25)	4	(21)
Finance leases	(39)	6	(33)
Total deferred tax liabilities	(1,957)	(26)	(1,983)
Deferred tax liabilities of the Company - net	(1,341)	(25)	(1,366)
Telkomsel
Deferred tax assets:
Provision for impairment of receivables	50	14	64
Employee benefits provisions	109	42	151
Total deferred tax assets	159	56	215
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(2,783)	254	(2,529)
Intangible assets	(48)	(1)	(49)
Total deferred tax liabilities	(2,831)	253	(2,578)
Deferred tax liabilities of Telkomsel - net	(2,672)	309	(2,363)
Deferred tax liabilities of other subsidiaries - net	(61)	(4)	(65)
Total deferred tax liabilities - net	(4,074)	280	(3,794)
Deferred tax assets of other subsidiaries-net
Total deferred tax assets - net	62	5	67

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than the estimates.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

h.     Administration

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that the corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates ranging from 10% to 30%) and 25% in 2010.

The taxation laws of Indonesia require that the Company and its subsidiaries located within Indonesia submit individual tax returns on the basis of self assessment. Under prevailing regulations the DGT may assess or amend taxes within a certain period. For the fiscal years of 2007 and before, this period is within ten years of the time the tax become due, but not later than 2013, while for the fiscal years of 2008 and onwards, the period is within five years of the time the tax becomes due.

No tax audit has been conducted for fiscal years 2003, 2005, 2006, 2007, 2009 and 2010 for the Company. A tax audit has been completed for all other fiscal years.

Currently, Telkomsel is under audited by Tax Authorities for an overpayment of its 2010 Corporate Income Tax.

The Company received a certificate of tax investigation exemption from DGT for fiscal year 2007, 2008, 2009 and 2010, which is valid unless the Company files for overpaid Annual SPT then a tax assessment will be performed.

31.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing income for the year attributable to owners of the parent by the weighted average number of shares outstanding during the period, totaling 19,291,349,254 and 19,669,424,780 for three months period ended March 31, 2012 and 2011, respectively.

Basic earning per share amounted to Rp.172.20 and Rp.143.79 (full amount) for three months period ended March 31, 2012 and 2011, respectively.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

32.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 21 dated May 19, 2011 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2010 amounting to Rp.6,345 billion or Rp.322.59 per share (of which Rp.526 billion or Rp.26.75 per share was distributed as an interim cash dividend in December 2010).

33.  PENSION AND OTHER POST-RETIREMENT BENEFITS

	March 31,	December 31,
	2012	2011
Prepaid pension benefit costs
The Company	1,001	990
Infomedia	1	1
Prepaid pension benefit costs	1,002	991
Retirement benefits obligation
Pension
The Company	1,140	1,067
Telkomsel	313	264
Pension costs provisions	1,453	1,331
Other post-retirement benefits	282	273
Obligation under Labor Law	117	111
Retirement benefits obligation	1,852	1,715
Net periodic pension costs (benefits)
The Company	148	384
Telkomsel	49	117
Infomedia	1	0
Net periodic pension costs (Note 26)	198	501
Other post-retirement cost (Note 26)	16	65
Other employee benefits (Note 26)	7	30

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.     Prepaid pension benefit costs

The Company sponsors a defined pension benefit plan to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for three months period ended March 31, 2012 and the years ended December 31, 2011 amounted to Rp.47 billion and Rp.187 billion respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated statement of financial positions as of March 31, 2012 and December 31, 2011, for its defined benefit pension plan:

	March 31,	December 31,
	2012	2011
Change in projected benefits obligation
Projected benefits obligation at beginning of year	16,188	11,924
Service costs	93	307
Interest costs	288	1,105
Plan participants' contributions	11	44
Actuarial losses	479	3,391
Expected benefits paid	(157)	(583)
Projected benefits obligation at end of period	16,902	16,188
Change in plan assets
Fair value of plan assets at beginning of year	16,597	15,098
Expected return on plan assets	379	1,441
Employer’s contributions	47	187
Plan participants' contributions	11	44
Actuarial gains	479	410
Expected benefits paid	(157)	(583)
Fair value of plan assets at end of period	17,356	16,597
Funded status	454	409
Unrecognized prior service costs	322	356
Unrecognized net actuarial losses	225	225
Prepaid pension benefit costs	1,001	990

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

33. PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.    Prepaid pension benefit costs (continued)

The actual return on plan assets was Rp.681 billion and Rp.1,851 billion for three months period ended March 31, 2012 and the years ended December 31, 2011, respectively.

The movement of the pension benefit costs (prepaid) provisions during the years ended for three months period ended March 31, 2012 and the years ended December 31, 2011, is as follows:

	March 31,	December 31,
	2012	2011
Pension benefits prepaid provisions at beginning of year	(990)	(743)
Net periodic pension costs (benefits) less amounts charged to subsidiaries	34	(62)
Amounts charged to subsidiaries under contractual agreements	2	2
Employer’s contributions	(47)	(187)
Pension benefits cost prepaid at end of period	(1,001)	(990)

As of March 31, 2012 and December 31, 2011, plan assets consisted of :

	March 31,	December 31,
	2012	2011
Indonesian equity securities	29.26%	22.13%
Government bonds	39.13%	39.67%
Corporate bonds	16.74%	17.37%
Others	14.87%	20.83%
Total	100.00%	100.00%

Dapen plan assets also include Series B shares issued by the Company with fair value totaling Rp.222 billion and Rp.234 billion representing 1.28% and 1.41% of total assets as of March 31, 2012 and December 31, 2011 respectively, and bonds issued by the Company with fair value totaling Rp.153 billion and Rp.156 billion representing 0.88% and 0.94% of total assets as of March 31, 2012 and December 31, 2011respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 33b) was performed based on the measurement date as of December 31, 2011 and 2010, with reports dated March 7, 2012 and March 15, 2011 respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”). The principal actuarial assumptions used by the independent actuary as of December 31, 2011 and 2010, are as follows:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

33. PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.    Prepaid pension benefit costs (continued)

	2011	2010
Discount rate	7.25%	9.5%
Expected long-term return on plan assets	9.25%	9.7%
Rate of compensation increases	8%	8%

The components of net periodic pension costs are as follows:

	March 31,	December 31,
	2012	2011
Service costs	93	307
Interest costs	288	1,105
Expected return on plan assets	(379)	(1,441)
Amortization of prior service costs	34	139
Recognized actuarial gain	-	(170)
Net periodic pension benefits	36	(60)
Amount charged to subsidiaries under contractual agreements	(2)	(2)
Total net periodic pension costs (benefits) less amounts charged to subsidiaries (Note 26)	34	(62)

b.     Pension benefit costs provisions

1.     The Company

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp.1 billion and Rp.5 billion for three months period ended March 31, 2012 and the years ended December 31, 2011, respectively.

Since 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.699 billion, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, death or disabled starting from February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.435 billion, which is amortized over 8.63 years until 2018.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

33. PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.     Pension benefit costs provisions (continued)

1.     The Company (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits.

The following table presents the change in projected benefits obligation of the MPS and MPP for three months period ended March 31, 2012 and the years ended December 31, 2011:

	March 31,	December 31,
	2012	2011
Change in projected benefits obligation
Unfunded projected benefits obligation at beginning of year	2,440	2,096
Service costs	26	89
Interest costs	43	194
Actuarial (gains) losses	(17)	244
Benefits paid by employer	(25)	(183)
Unfunded projected benefits obligation at end of period	2,467	2,440
Unrecognized prior service costs	(738)	(772)
Unrecognized net actuarial losses	(589)	(601)
Pension benefit costs provisions at end of period	1,140	1,067

The movement of the pension benefit costs provisions during for three months period ended March 31, 2012 and the years ended December 31, 2011, is as follows:

	March 31,	December 31,
	2012	2011
Pension benefits costs provisions at beginning of year	1,067	804
Net periodic pension	114	446
Benefits paid by employer	(41)	(183)
Pension benefits costs provisions at end of period	1,140	1,067

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

33. PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.     Pension benefit costs provisions (continued)

1.     The Company (continued)

The components of net periodic pension costs are as follows:

	March 31,	December 31,
	2012	2011
Service costs	26	89
Interest costs	43	194
Amortization of prior service costs	33	133
Recognized actuarial losses	12	30
Total net periodic pension costs (Note 26)	114	446

2.     Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”),      a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated statement of financial positions as of March 31, 2012 and December 31, 2010:

	March 31,	December 31,
	2012	2011
Projected benefits obligation	(1,289)	(1,237)
Fair value of plan assets	458	458
Unfunded status	(831)	(779)
Unrecognized items in the consolidated statement of financial positions:
Unrecognized prior service costs	0	0
Unrecognized net actuarial losses	518	515
Pension benefits costs provisions	(313)	(264)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

33. PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.     Pension benefit costs provisions (continued)

2.     Telkomsel (continued)

The components of the net periodic pension costs are as follows:

	March 31,	December 31,
	2012	2011
Service costs	30	67
Interest costs	21	59
Expected return on plan assets	(8)	(22)
Amortization of past service costs	0	1
Recognized actuarial losses	6	12
Net periodic pension costs (Note 26)	49	117

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2011 and 2010, with reports dated February 24, 2012 and February 23, 2011 respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2011 and 2010 for each of the year, are as follows:

	2011	2010
Discount rate	6.75%	9%
Expected long-term return on plan assets	6.75%	9%
Rate of compensation increases	8%	8%

c.     Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

The movement of the other post-retirement benefits for three months period ended March 31, 2012 and the years ended December 31, 2011, are as follows:

	March 31,	December 31,
	2012	2011
Other post-retirement benefits costs provisions at beginning of year	273	241
Other post-retirement benefits costs	16	65
Other post-retirement benefits paid	(7)	(33)
Total other post-retirement benefits costs provisions at end of period	282	273

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

33. PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

c.     Other post-retirement benefits (continued)

The components of the net periodic other post-retirement benefits costs for three months period ended March 31, 2012 and the years ended December 31, 20110, are as follows:

	March 31,	December 31,
	2012	2011
Service costs	2	9
Interest costs	8	37
Amortization of past service costs	2	7
Recognized actuarial losses	4	12
Total net periodic other post-retirement benefits costs (Note 26)	16	65

d.     Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of March 31, 2012 and December 31, 2011 amounted to Rp.117 billion and Rp.111 billion, respectively. The related employees’ benefits cost charged to expense amounted to Rp.7 billion and Rp.30 billion for three months period ended March 31, 2012 and the years ended December 31, 2011, respectively (Note 26).

34.  LONG SERVICE AWARDS (“LSA”)

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.284  billion and Rp.287 billion as of March 31, 2012 and December 31, 2011, respectively. The related benefits costs charged to expense amounted to Rp.13 billion and Rp.96 billion for three months period ended March 31, 2012 and the years ended December 31, 2011, respectively (Note 26).

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

35.  POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer are entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“Yakes”).

The defined contribution post retirement health care plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years on the time of retirement. The Company’s contribution amounted to Rp.18 billion and Rp.19 billion for three months period ended March 31, 2012 and the years ended December 31, 2011, respectively.

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated statement of financial positions as of March 31, 2012 and December 31, 2011:

	March 31,	December 31,
	2012	2011
Change in projected benefits obligation
Projected benefits obligation at beginning of year	10,547	8,741
Service costs	14	43
Interest costs	189	818
Actuarial losses	229	1,208
Expected post-retirement health care paid	(68)	(263)
Projected benefits obligation at end of period	10,911	10,547
Change in plan assets
Fair value of plan assets at beginning of year	8,986	8,005
Expected return on plan assets	180	662
Employer’s contributions	90	361
Actuarial gains	229	222
Expected post-retirement health care paid	(68)	(264)
Fair value of plan assets at end of period	9,417	8,986
Funded status	(1,494)	(1,561)
Unrecognized net actuarial losses (gains)	673	673
Post-retirement health care benefits costs provisions	(821)	(888)

The actual return on plan assets was Rp.149 billion and Rp.884  for three months period ended March 31, 2012 and the years ended December 31, 2011, respectively.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

35.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The components of net periodic post-retirement health care benefits cost are as follows:

	March 31,	December 31,
	2012	2011
Service costs	14	43
Interest costs	189	818
Expected return on plan assets	(180)	(662)
Net periodic post-retirement benefits costs	23	199
Amounts charged to subsidiaries under contractual agreements	-	(0)
Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 26)	23	199

As of March 31, 2012 and December 31, 2011, plan assets included the Company’s Series B shares with total fair value of Rp.21 billion and Rp.24  billion, respectively.

The movements of the post-retirement health care benefits costs provisions for three months period ended March 31, 2012 and the years ended December 31, 2011, are as follows:

	March, 31	December 31
	2012	2011
Post-retirement health care benefits costs provisions at beginning of year	888	1,050
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 27)	23	199
Amounts charged to subsidiaries under contractual agreements	-	0
Employer’s contributions	(90)	(361)
Post-retirement health care benefits costs provisions at end of period	821	888

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2011 and 2010, with reports dated March 7, 2012 and March 15, 2011, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2011 and 2010, are as follows:

	2011	2010
Discount rate	7.25%	9.5%
Expected long-term return on plan assets	8.00%	8.21%
Health care costs trend rate assumed for next year	7%	8%
Ultimate health care costs trend rate	7%	8%
Year that the rate reaches the ultimate trend rate	2012	2011

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company's policy that the pricing of these transactions be the same as those of arm’s-length transactions.

a.     Nature of relationships and transactions/accounts with related parties

Details of the nature of relationships and transactions/accounts with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of transactions/accounts
The Government	Majority stockholder	Finance expense, and investment on financial instruments
Government Agencies	Entity under common control	Network revenues and operation expenses
MoCI	Entity under common control	Concession fees, radio frequency usage charges, USO charges and revenue, satellite transponders usage telecommunication services revenue
State-owned enterprises Indosat	Entity under common control Entity under common control

Operation expenses, purchase of property, plant and equipment, construction and installation services, insurance expense, finance expense, finance income, investment on financial instruments Interconnection revenues, interconnection expenses, telecommunications facilities usage, operating and maintenance cost leased lines revenue, satellite transponders usage revenues and usage of data communication network system expenses and lease revenues

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under significant influence	Network revenues, usage of data communication network system expenses and leased lines expenses
PT Satelit Palapa Indonesia(“Satelindo”)	Entity under significant influence	Network revenues and leased lines expenses
Indosat Mega Media	Entity under significant influence	Network revenues
PT Sistelindo Mitralintas	Entity under significant influence	Network revenues
CSM	Associated company	Satellite transponders usage revenues, leased lines revenues and transmission lease expenses
Patrakom	Associated company	Satellite transponders usage revenues, leased lines revenues and transmission lease expenses

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and transactions/accounts with related parties (continued)

Related parties	Nature of relationships with related parties	Nature of transactions/accounts
PSN	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses, interconnection revenues and interconnection expense
PT Industri Telekomunikasi Indonesia (“INTI”)	Entity under common control	Purchase of property, plant and equipment
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Insurance of property, plant and equipment
PT Jaminan Sosial Tenaga Kerja (“Jamsostek”)	Entity under common control	Insurance expenses for employees
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Electricity expenses
PT Pos Indonesia	Entity under common control	Cost of SIM cards
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Finance income and finance costs
BRI	Entity under common control	Finance income and finance costs
BTN	Entity under common control	Finance income and finance costs
PT Bahana TCW Investment Management (“Bahana”)	Entity under common control	Available-for-sale financial assets, bonds and notes
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under significant influence

Purchase of property, plant and equipment, construction and installation services, leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance, cleaning services and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under significant influence	leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under significant influence	Car rental services, printing and distribution of customer bills, collection, other services, distribution of SIM cards and pulse reload vouchers
PT Graha Informatika Nusantara (“Gratika”)	Entity under significant influence	Leased lines revenues, purchase of property, plant and equipment installation and maintenance expense
Directors and commissioners	Key management personnel	Honorarium and facilities
Yakes	Entity under significant influence	Medical expenses

b.     Transactions with related parties

The following are significant transactions with related parties:

	2012		2011
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Kisel	713	4.01	514	3.08
Indosat	184	1.03	216	1.29
Government Agencies	63	0.35	63	0.38
Others (each below Rp.30 billion)	61	0.34	65	0.40

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.     Transactions with related parties (continued)

	2012		2011
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
MoCI	1,059	9.01	1,257	11.04
PLN	215	1.83	169	1.48
Kopegtel	187	1.59	205	1.80
Indosat	183	1.56	195	1.71
Kisel	167	1.42	128	1.12
Jasindo	99	0.84	104	0.91
PSN	43	0.37	44	0.39
Yakes	33	0.28	37	0.32
Others (each below Rp.30 billion)	95	0.82	94	0.90

	2012		2011
	Amount	% of total finance income	Amount	% of total finance income
Finance income
State-owned banks	49	37.98	64	53.33

	2012		2011
	Amount	% of total finance costs	Amount	% of total finance costs
Finance costs
State-owned banks	137	49.28	162	40.00
The Government	25	8.99	38	9.38
Total	162	58.27	200	49.38

	2012		2011
	Amount	% of total fixed assets purchased	Amount	% of total fixed assets purchased
Purchase of property, plant and equipment
(Note 9)
Kopegtel	34	0.99	27	1.24
State-owned enterprises	9	0.26	23	1.05
SPM	6	0.17	2	0.09
Gratika	24	0.70	5	0.23

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.     Transactions with related parties (continued)

Presented below are balances of accounts with related parties:

		March 31, 2012		December 31, 2011
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 3)	7,594	7.26	7,848	7.62
b.	Available-for-sale financial assets
	The Government	142	0.14	140	0.14
	State-owned enterprises	111	0.11	110	0.11
	Bahana	70	0.07	64	0.06
	Total	323	0.32	314	0.31
c.	Trade receivables - net (Note 4)	1,116	1.07	932	0.90
d.	Advances and prepaid expenses (Note 6)
	MoCI	1,921	1.84	2,206	2.14
	Others (each below Rp.30 billion)	34	0.03	27	0.03
	Total	1,955	1.87	2,233	2.17
e.	Advances and other non-current assets (Note 10)
	BNI	145	0.14	92	0.09
	Others (each below Rp.30 billion)	3	0.00	5	0.00
	Total	148	0.14	97	0.09

		March 31, 2012		December 31, 2011
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 12)
	MoCI	316	0.75	409	0.97
	Kopegtel	70	0.17	92	0.22
	INTI	64	0.15	66	0.16
	Indosat	25	0.06	52	0.12
	Yakes	14	0.03	35	0.08
	State-owned enterprises	0	0.00	41	0.10
	Others (each below Rp.30 billion)	286	0.30	143	0.34
	Total	775	1.46	838	1.99

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.     Transactions with related parties (continued)

		March 31, 2012		December 31, 2011
		Amount	% of total liabilities	Amount	% of total liabilities
g.	Accrued expenses (Note 13)
	State-owned banks	42	0.10	50	0.12
	The Government	35	0.08	22	0.05
	Total	77	0.18	72	0.17
h.	Advances from customers and suppliers
	The Government	125	0.30	151	0.36
i.	Short-term bank loans (Note 15)
	State-owned banks	8	0.02	7	0.02
j.	Two-step loans (Note 17)
	The Government	2,171	5.14	2,284	5.41
k.	Bonds and notes (Note 18)
	Bahana	112	0.27	107	0.25
l.	Long-term bank loans (Note 19)
	BNI	2,010	4.76	2,273	5.40
	BRI	1,943	4.60	2,131	5.07
	Bank Mandiri	1,763	4.18	2,110	5.02
	Bank Jabar	263	0.62	350	0.83
	BTN	-	0	-	-
	Total	5,979	14.16	6,864	16.32

c.     Significant agreements with related parties

i.     The Government

The Company obtained two-step loans from the Government (Note17).

The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information of the Republic of Indonesia.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.756 billion and recognized as intangible asset (Note 11).

Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

c.     Significant agreements with related parties (continued)

ii.     Indosat

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2011, and can be applied until a new Minutes of Agreement available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 39). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

c.     Significant agreements with related parties (continued)

iii.    Others

The Company has entered into agreements with associated companies, namely CSM, Patrakom, PSN and Gratika for the utilization of the Company's satellite transponders or frequency channels and leased lines.

Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 29, 2013.

Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.     Key management personnel remuneration

Key management personnel of the Company are the Board of Commissioners and Directors as detailed in Note 1b.

The Company and its subsidiaries provide honorarium and facilities to support the operational of their Board of Commissioners. The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Directors. The total of such benefits is as follows:

	2012		2011
	Amount	% of total expenses	Amount	% of total expenses
Directors	55	0.47	38	0.33
Board of Commissioners	11	0.10	12	0.10

37.  SEGMENT INFORMATION

The Company and its subsidiaries have three main operating segments in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and (VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that are not monitored separately by CODM are presented as “Others”, comprising of information technology services, telephone directories and building management businesses.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

37.  SEGMENT INFORMATION (continued)

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2012
	Fixed wireline	Fixed wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	4,706	473	12,306	311	17,796	-	17,796
Inter-segment revenues	2,534	27	-	5	2,566	(2,566)	-
Total revenues	7,240	500	12,306	316	20,362	(2,566)	17,796
Other income
External revenues	41	3	86	50	180	-	180
Inter-segment revenues	54	-	-	-	54	(54)	-
Total other income	95	3	86	50	234	(54)	180
Expenses
External expenses	(3,047)	(685)	(7,680)	(344)	(11,756)	-	(11,756)
Inter-segment expenses	(2,591)	(24)	-	(5)	(2,620)	2,620	-
Total expenses	(5,638)	(709)	(7,680)	(349)	(14,376)	2,620	(11,756)
Segment results	1,697	(206)	4,712	17	6,220	-	6,220
Finance income							129
Finance costs							(278)
Income tax expense							(1,512)
Profit for the year							4,559
Foreign currency translation - net of tax							2
Change in fair value of available-for-sale
financial assets - net of tax							3
Total comprehensive income for the year							4,564
Profit for the year attributable to:
Owners of the parent							3,322
Non-controlling interest							1,237
Total comprehensive income attributable to:
Owners of the parent							3,327
Non-controlling interest							1,237
Other information
Segment assets	42,840	3,914	60,520	1,334	108,608	(4,812)	103,796
Assets held for sale	-	-	593	-	593	-	593
Investments in associates	215	-	20	-	235	-	235
Total consolidated assets							104,624
Total consolidated liabilities	(24,434)	(671)	(19,237)	(708)	(45,050)	4,812	(40,238)
Capital expenditures	1,148	-	(2,256)	(37)	(3,441)	-	(3,441)
Depreciation and amortization	(837)	(169)	(2,460)	1	(3,465)	-	(3,465)
Other non-cash expenses	(145)	(3)	(48)	(2)	(198)	-	(198)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

37.  SEGMENT INFORMATION (continued)

		2011
		Fixed wireline	Fixed wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
	Segment results
	Revenues
	External revenues	5,211	593	10,845	57	16,706	-	16,706
	Inter-segment revenues	1,545	(34)	468	206	2,185	(2,185)	-
	Total revenues	6,756	559	11,313	263	18,891	(2,185)	16,706
	Other income
	External revenues	58	2	37	3	100	-	100
	Inter-segment revenues	8	-	-	35	43	(43)	-
	Total other income	66	2	37	38	143	(43)	100
	Expenses
	External expenses	(4,063)	(774)	(6,285)	(264)	(11,386)	-	(11,386)
	Inter-segment expenses	(1,114)	25	(1,122)	(14)	(2,225)	2,225	-
	Total expenses	(5,177)	(749)	(7,407)	(278)	(13,611)	2,225	(11,386)
	Segment results	1,647	(188)	3,943	23	5,423	(3)	5,420
	Finance income							120
	Finance costs							(405)
	Income tax expense							(1,311)
	Profit for the year							3,824
	Foreign currency translation - net of tax							(5)
	Change in fair value of available-for-sale
	financial assets - net of tax							(3)
	Total comprehensive income for the year							3,816
	Profit for the year attributable to:
	Owners of the parent							2,828
	Non-controlling interest							996
	Total comprehensive income attributable to:
	Owners of the parent							2,820
	Non-controlling interest							996
	Other information
	Segment assets	38,469	4,991	58,635	985	103,080	(2,646)	100,434
	Investments in associates	231	-	20	-	251	-	251
	Total consolidated assets							100,685
	Total consolidated liabilities	(20,361)	(721)	(21,613)	(404)	(43,099)	2,645	(40,454)
	Capital expenditures	(821)	-	(1,349)	(15)	(2,185)	-	(2,185)
	Depreciation and amortization	(812)	(186)	(2,440)	(9)	(3,447)	-	(3,447)
	Other non-cash expenses	(126)	(7)	(46)	(1)	(180)	-	(180)

38.	REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of March 31, 2012, the Company has 9 RSA’s with 8 investors. The RSA’s are located mainly in East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 87 to 148 months.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

38.  RSA (continued)

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratios.

39.  TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.

a.       Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone services which is connected through fixed line network consists of the following:

•         Connection fee

•         Monthly charges

•         Usage charges

•          Additional facilities fee.

b.       Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:

•         Basic services tariff

•         Roaming tariff

•         Multimedia tariff,

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

39.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

b.     Mobile cellular telephone tariffs (continued)

with the following structure:

•         Connection fee

•         Monthly charges

•         Usage charges

•         Additional facilities fee.

The tariffs are determined based on certain formula consisting of:

•         Network element cost, which is determined using the Long Run Incremental Cost (LRIC) Bottom up method.

•         Retail service activity cost plus margin.

c.     Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (ITRB), in its letter No. 227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnect tariffs effective from January 1, 2011 for cellular, satellite and domestic PSTN and effective from July 1, 2011 for fixed wireless access with a limited mobility.

Based on Director General of Post and Informatics Decree No. 201/KEP/DJPPI/KOMINFO/7/2011 dated July 29, 2011, ITRB approved the Company’s revision of Reference Interconnection Offer (“RIO”) regarding to interconnection  tariff.

d.     Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal.

e.     Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

40.  COMMITMENTS AND SIGNIFICANT AGREEMENTS

a.     Capital expenditures

        As of March 31, 2012, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	4,069
U.S. Dollars	460	4,224
Euro	0.2	3
Total		8,296

The above balance includes the following significant agreements:

(i)      The Company

Contracting parties	Date of agreement	Significant provisions of the agreement
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII
Company and ISS Reshetnev	March 2, 2009	Procurement agreement for Telkom-3 Satellite
Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement
Company and Sansaine Huawei Consortium	May 27, 2009	a. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3
	June 15, 2009	b. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1
Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2
Company and PT Aldomaru	June 11, 2009	Procurement agreement for Roll Out Infusion PL 2009

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

40.  COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

a.     Capital expenditures (continued)

(i)      The Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
Company and Sansaine - Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV
Company and PT ZTE Indonesia	September 4, 2009	Procurement and installation agreement for Modernization MSAN Softswitch Divre VI and Divre VII
Company and Tekken - DMT Consortium	September 15, 2009	Procurement and installation agreement for Fiber Optic Cable Access Divre VI Kalimantan
Company and Huawei - Sansaine Consortium	November 24, 2009	Procurement and installation agreement for Palapa Ring Mataram-Kupang Cable System Project (MKCS)
Company and PT Industri Telekomunikasi Indonesia	December 31, 2010	Procurement and installation agreement for Modernization of Copper Cable Access Network with TI/TO Pattern
Company and PT Lintas Teknologi Indonesia	June 8, 2011	Procurement and installation for DWDM Alcatel-Lucent (ALU)
Company and PT Datacomm Diangraha	June 30, 2011	Procurement and installation for Metro Ethernet ALU expansion
Company and PT Bina Nusantara Perkasa	December 9, 2011	Procurement and installation for Sumatera-Bangka (SBCS) and SKKL Tarakan-Tanjung Selor (TSCS)
Company and PT Ketrosden Triasmitra	March 6, 2012	Procurement 2 Fiber Pairs (4 Core) SKKL Jakarta-Bangka_Batam_Bintan with IRU Pattern.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

40.  COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

a.     Capital expenditures (continued)

 (ii)  Telkomsel

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia, and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for Combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, Huawei International Pte. Ltd., PT Huawei Tech Investment, and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN roll out agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Trikomsel OKE and PT Mitra Telekomunikasi Selular (MTS)	July, 2009	Purchase of iPhone products and provision of cellular network service
Telkomsel, PT Packet Systems Indonesia and PT Huawei Tech Investment	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Datacraft Indonesia and PT Huawei Tech Investment	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	Februari 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, PT Nokia Siemens Networks and Nokia Siemens Networks Oy	January 27, 2011	Soft HLR Rollout agreement
Telkomsel and PT Nokia Siemens Networks	January 27, 2011	Soft HLR Technical Support Agreement
Telkomsel and PT Application Solutions	July 5, 2011	Development and roll out agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and Nokia Siemens Networks Oy and Huawei Investment	July 11, 2011	Procurement agreement for equipment
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout of Operation Support System (OSS)

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

40.  COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

b.     Borrowings and other credit facilities

(i)    As of March 31, 2012, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various project of the Company, as follow:

				Facility utilized
Lenders	Total facility	End of the period of the facility	Currency	Original currency (in millions)	Rupiah equivalent
BNI*	120	March 31, 2012	Rp.	-	116
BRI	250	March 14, 2014	Rp.	-	61
Bank Mandiri	60	December 23,	Rp.	-	47
Total	430				225
* As of the issuance date of the consolidated financial statements, the new agreement of BNI facilities is still in process.

(ii)   Telkomsel has a US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2012. Under these facilities, as of March 31, 2012, Telkomsel has issued a bank guarantee of Rp.20 billion (equivalent to US$2.2 million) for a 3G performance bond (Note 40c.i). The bank guarantee is valid until April 7, 2013.

c.     Others

(i)       3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI (Note 2k), Telkomsel is required, among other things, to:

1.   Pay an annual BHP fee which is determined based on a formula over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT. The BHP fee is payable annually up to the expiry period of the license in 2019. Annual BHP fee for 2011 based on notification letter from the DGPT amounted to Rp.495 billion. Such fees amount for each year varies depending on certain variables set in the formula.

2.     Provide roaming access for the existing 3G operators.

3.     Contribute to USO development.

4.    Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.    Issue a performance bond each year amounting to Rp.20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

40.  COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

c.     Others (continued)

(ii)   Palapa Ring Consortium

On November 10, 2007, the Company entered into a Construction and Maintenance Agreement (“C&MA”) with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070 billion. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium. In 2008, 2 companies draw back from the consortium, hence the total number of Palapa Ring Consortium’s member become 4 companies including the Company.

On November 22, 2011, based on the letter of management of Palapa Ring Consortium No. 01/PR-MC/IV/2011, the agreement of Palapa Ring Consortium was terminated. Subsequently, based on the letter of management of Palapa Ring Consortium No. 02/PR-MC/IV/2011 dated December 28, 2011, the escrow account is closed and the escrow account balance amounted to US$4.6 million has been returned to the Company.

(iii)  Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees with a bandwidth of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the decree. The decree is applicable for 5 years unless further amended.

As an implementation of the above decree, on December 15, 2010, in a Decision letter No. 456A/KEP/M.KOMINFO/12/2010, the MoCI determined that the first year (Y1) annual frequency usage fee of Telkomsel with licenses in 900 MHz band and 1800 MHz band was Rp.716 billion and was paid on December 30, 2010.

Based on the same Decision Letter above and a Decision letter No. 5039/T/DJPT.4/KOMINFO/12/2010 dated December 16, 2010, the MoCI determined that the first year (Y1) annual frequency usage fee of the Company with licenses in 800 MHz band was Rp.52 billion and was paid on December 27, 2010.

Subsequently, based on Decision letter No. 590/KEP/M.KOMINFO/11/2011 dated November 14, 2011, the Company and Telkomsel were considered over paid for Rp.31 billion and Rp.117 billion, respectively, which will be treated as an prepayment for annual frequency usage fee in the second year.

Based on Decision Letter No. 349/KEP/M.KOMINFO/08/2011 and No. 350/KEP/M.KOMINFO/08/2011 dated August 8, 2011, the MoCI determined that the second year (Y2) annual frequency usage fee of the Company and Telkomsel were Rp.142 billion and Rp.1,834 billion, respectively. The fees were paid in December 2011, net of prepayment.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

40.  COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

c.     Others (continued)

(iii)  Radio Frequency Usage (continued)

Prior to issuance of the above decree, in accordance with the prevailing laws and telecommunications regulations, the operators were obliged to register their radio stations with the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 40c.i). The frequency usage fees were payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee was determined based on the number of registered carrier (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations with a fee ranging from Rp.0.07 million to Rp.17.55 million for each TX and Rp.3.4 million to Rp.15.9 million for each TRX (Note 6).

(iv)  Apple, Inc

On January 9 and July 16, 2009, Telkomsel entered into agreements with Apple, Inc for the purchase of iPhone products, marketing it to customers using third parties  (PT Trikomsel OKE and PT Mitra Telekomunikasi Selular) and providing cellular network services over a 3 year term. Cumulative minimum iPhone units to be purchased as of December 31, 2009, 2010 and 2011 were 125,000, 300,000 and 500,000 units for each year.

On January 8, 2012, pursuant to the expiry of agreement with Apple, Telkomsel and Apple agreed to extend the agreement until March 30, 2012. As of the issuance date of the consolidated financial statements, Telkomsel is in the process of obtaining another extension.

(v)   Operating leases

	Minimum lease payment
	Total	Less than 1 year	1-5 years	More than 5 years
Operating leases	249	63	184	1

Operating leases represent non-cancelable office lease agreements of certain subsidiaries.

(vi)  Universal Service Obligation (“USO”)

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

40.  COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

c.     Others (continued)

(vi)  Universal Service Obligation (“USO”) (continued)

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed into Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz-2400 MHz.

Subsequently, in 2011 and 2010, the USO agreements were amended, which amendments cover, among other things, change the price to Rp.1,758 billion and change the term of payment from quarterly to monthly or quarterly.

In January 2010, the Ministry granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp.322 billion, covering Nanggroe Aceh Darussalam, Sumatera Utara, Sulawesi Utara, Gorontalo, Sulawesi Tengah, Sulawesi Barat, Sulawesi Selatan and Sulawesi Tenggara.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp.528 billion, covering Jambi, Riau, Kepulauan Riau, Sulawesi Utara, Sulawesi Tengah, Gorontalo, Sulawesi Barat, Sulawesi Tenggara, Kalimantan Tengah, Sulawesi Selatan, Papua, and Irian Jaya Barat.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as provider of USO Program in the border areas for all packages (package 1 to package 13) and USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp.830 billion and Rp.261 billion, respectively.

On January 5, 2012 and January 9, 2012, Telkomsel (and on behalf of Konsorsium Telkomsel or) entered into agreements with BPPPTI for providing of the USO programs of Desa Pinter and in the border areas, respectively.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

41.  CONTINGENCIES

a.     In the ordinary course of business, the Company and its subsidiaries have been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.169 billion as of March 31, 2012.

b      The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18 billion penalty and Rp.25 billion penalty, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, on July 14, 2008 and July 11, 2008, respectively.

Due to that the operators filing the case in various courts, subsequently, KPPU requested the SC to consolidate the case into Central Jakarta District Court. Based on SC’s decision letter dated April 12, 2011, SC appointed Central Jakarta District Court to investigate and resolve the case.

As of the issuance date of the consolidated financial statements, the Company and Telkomsel have not received any notification from the court.

For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

42.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	March 31, 2012 (in millions)
	U.S. Dollars (in millions)	Japanese Yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	164.54	1.07	8.74	1,588
Available-for-sale financial assets	6.37	-	-	58
Trade receivables
Related parties	4.80	-	-	44
Third parties	86.04	-	0.06	785
Other receivables	35.42	-	0.06	325
Advances and other non-current assets	10.35	-	-	95
Total assets	307.52	1.07	8.86	2,895

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

42.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	March 31, 2012 (in millions)
	U.S. Dollars (in millions)	Japanese Yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Liabilities
Trade payables
Related parties	(0.25)	-	-	(2)
Third parties	(394.67)	-	(1.10)	(3,634)
Other payables	(1.26)	-	-	(12)
Accrued expenses	(53.84)	(112.76)	(2.63)	(531)
Advances from customers and suppliers	(0.84)	-	-	(8)
Current maturities of long-term liabilities	(33.10)	(767.90)	-	(389)
Promissory notes	(80.85)	-	-	(739)
Long-term liabilities - net of current maturities	(138.77)	(9,214.77)	-	(2,298)
Total liabilities	(703.58)	(10,095.43)	(3.73)	(7,613)
Liabilities - net	(396.06)	(10,094.36)	(5.13)	(4,718)
* Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rate prevailing at end of the reporting period.

	December 31, 2011 (in millions)
	U.S. Dollars (in millions)	Japanese Yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	139.03	1.18	8.81	1,340
Available-for-sale financial assets	6.34	-	-	57
Trade receivables
Related parties	4.73	-	-	43
Third parties	88.55	-	0.06	803
Other receivables	24.99	-	0.06	227
Other current assets	0.16	-	-	1
Advances and other non-current assets	10.20	-	-	93
Total assets	274.00	1.18	8.93	2,564
Liabilities
Trade payables
Related parties	(0.41)	-	-	(4)
Third parties	(427.73)	(0.51)	(1.35)	(3,891)
Other payables	(0.52)	-	-	(5)
Accrued expenses	(54.84)	(35.61)	(2.53)	(524)
Advances from customers and suppliers	(0.86)	-	-	(8)
Current maturities of long-term liabilities	(66.61)	(767.90)	-	(694)
Promissory notes	(74.75)	-	-	(678)
Long-term liabilities - net of current maturities	(140.99)	(9,214.77)	-	(2,357)
Total liabilities	(766.71)	(10,018.79)	(3.88)	(8,161)
Liabilities - net	(492.71)	(10,017.61)	5.05	(5,597))
* Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rate prevailing at end of the reporting period.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

42.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

If the Company and its subsidiaries report monetary assets and liabilities in foreign currencies as of March 31, 2012 using the rates on April 25, 2012, the unrealized foreign exchange loss will increase by the amount of Rp.22 billion.

43.  FINANCIAL RISK MANAGEMENT

1.       Financial risk management

The Company and its subsidiaries’ activities expose them  to a variety of financial risks such as market risks (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. Overall, the Company and subsidiaries’ financial risk management programme is intended for minimizing lossess on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates  and the fluctuation of interest rates. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

Financial risk management is carried out by the Treasury Management unit under policies approved by the Board of Directors. The Treasury Management unit identifies, evaluates and hedges financial risks.

a.        Foreign exchange risk

The Company and its subsidiaries are exposed to foreign exchange risk on sales, purchases and borrowings transactions that are denominated in foreign currencies. The foreign currencies denominated transactions are primarily in U.S.  Dollars and Japanese Yen. The Company and its subsidiaries’ exposure to other foreign exchange rates is not material.

Increasing risks of foreign currency exchange rates on the obligations of the Company and its subsidiaries are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding liabilities.

The following represents the Company and its subsidiaries’  financial assets and financial liabilities exposure to foreign currency risk:

	March 31, 2012
	Dolar A.S.	Yen Jepang
	(in billion)	(in billion)
Financial assets6.	0.31	0.00
Financial liabilities	(0.70)	(10.10)
Net exposure	(0.39)	(10.10)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

43.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

a.        Foreign exchange risk (continued)

Sensitivity analysis

A strengthening of the U.S.  Dollars and Japanese Yen, as indicated below, against the Rupiah at March 31, 2012 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company and its subsidiaries considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
March 31, 2012
U.S. Dollars (1% strengthening)	(36)
Japanese Yen (5% strengthening)	(56)

A weakening of the U.S. Dollars and Japanese Yen against the Rupiah at March 31, 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.        Market price risk

The Company and its subsidiaries are exposed to changes in debt and equity market prices related to available-for-sale investments that carried at fair value. Gain and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

The performance of the Company and its subsidiaries’ available-for-sale investments are monitored periodically, together with a regular assesment of their relevance to the Company and its subsidiaries’ long term strategic plans.

As at March 31, 2012 management considered the price risk for its available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.     Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose the Company and its subsidiaries to interest rate risk (Notes 15, 16, 17, 18 and  19). To measure market risk fluctuations in interest rates, the Company and its subsidiaries primarily use interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

43.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

c.     Interest rate risk (continued)

At reporting date, the interest rate profile of the Company and its subsidiaries’ interest-bearing borrowings was:

March 31, 2012
Fixed rate borrowings	5,336
Variable rate borrowings	10,534

Sensitivity analysis for variable rate borrowings

At March 31, 2012, a change of 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by the amounts Rp.26 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.     Credit risk

The following represents the maximum exposure to credit risk of the Company and its subsidiaries financial assets:

March 31, 2012
Cash and cash equivalents	11,163
Available-for-sale financial assets	373
Trade and other receivables, net	5,718
Other current assets	6
Long-term investments	21
Advances and other non-current assets	267
Total	17,548

The Company and its subsidiaries are exposed to credit risk primarily from trade receivables and other receivables. The credit risk is managed by continuous monitoring outstanding balances and collection of trade and other receivables.

Trade and other receivables do not include any major concentration of credit risk by customer. Each of the top three customers account for less than 1% of the trade receivables as at March 31, 2012.

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk given that the Company and its subsidiaries have provided sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical loss.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

43.  FINANCIAL RISK MANAGEMENT (continued)

1.       Financial risk management (continued)

e.     Liquidity risk

Liquidity risk arises in situations where the Company and its subsidiaries have difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents in order to fullfil the Company and its subsidiaries’ financial liabilities. The Company and its subsidiaries continuously perform an analysis to monitor financial position ratios, among other things, liquidity ratios, debt equity ratios against debt covenant requirements.

The following is the maturity analysis of the Company and its subsidiaries financial liabilities:

	Carrying amount	Contractual cash flows	2012	2013	2014	2015	2016 and thereafter
March 31, 2012
Trade and other payables	7,254	(7,254)	(7,254)	-	-	-	-
Accrued expenses	5,344	(5,344)	(5,344)	-	-	-	-
Loan and other borrowing
Bank loans	9,169	(9,235)	(3,884)	(2,325)	(1,476)	(1,168)	(382)
Obligations under finance leases	508	(632)	(252)	(172)	(102)	(43)	(63)
Two-step loans	2,171	(2,727)	(326)	(249)	(273)	(266)	(1,613)
Bonds and notes	3,851	(5,939)	(767)	(508)	(470)	(1,280)	(2,914)
Total	28,297	(31,131)	(17,827)	(3,254)	(2,321)	(2,757)	(4,972)

2.    Fair value of financial assets and financial liabilities

a.     Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms-length transaction.

The Company and its subsidiaries determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)       The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade receivables, other receivables, other current assets, trade payables, other payables, dividend payables, accrued expenses, advance from customers and suppliers, and short term bank loans) are considered to approximate their carrying amounts as the impact of discounting is not significant.

(ii)     Available-for-sale financial assets are primarily comprised of shares, mutual funds and Corporate and Government bonds. Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price or if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

43.  FINANCIAL RISK MANAGEMENT (continued)

2.       Fair value of financial assets and financial liabilities  (continued)

a.     Fair value measurement (continued)

(iii)    The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Company and its subsidiaries for similar liabilities  of comparable maturities by the bankers of the Company and its subsidiaries, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.       Fair values presented do not take into consideration the effect of future currency fluctuations.

b.       Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and financial liabilities.

b.     Classification and fair value

The following represents the carrying value and estimated fair values of the Company and its subsidiaries' financial assets and financial liabilities based on its classifications:

	March 31, 2012
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	11,163	-	-	11,163	11,163
Available-for-sale financial assets	-	-	373	-	373	373
Trade and other receivables, net	-	5,718	-	-	5,718	5,718
Other current assets	-	6	-	-	6	6
Long-term investments	-	-	21	-	21	21
Advances and other non-current assets	-	267	-	-	267	267
Total financial assets	-	17,154	394	-	17,548	17,548
Trade and other payables	-	-	-	(7,254)	(7,254)	(7,254)
Accrued expenses	-	-	-	(5,344)	(5,344)	(5,344)
Loans and other borrowings
Short-term bank loans	-	-	-	(170)	(170)	(170)
Obligations under finance leases	-	-	-	(508)	(508)	(508)
Two-step loans	-	-	-	(2,171)	(2,171)	(2,270)
Bonds and notes	-	-	-	(3,851)	(3,851)	(4,217)
Bank loans	-	-	-	(9,169)	(9,169)	(9,374)
Total financial liabilities	-	-	-	(28,467)	(28,467)	(29,137)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

43.  FINANCIAL RISK MANAGEMENT (continued)

2         Fair value of financial assets and financial liabilities  (continued)

c.      Fair value hierarchy

The table below presents the recorded amount of financial assets measured at fair value and limited mutual funds participation unit for debt based securities where the Net Asset Value (NAV) per share of the investments information is not published are described below:

	March 31, 2012
		Fair value measurement at reporting date using
	Balance	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale financial assets	373	50	253	70

Available-for-sale financial assets are primarily comprised of shares, mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. The valuation of the mutual funds invested in Corporate and Government bonds require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy. Management considers among other assumptions, the valuation and quoted price of the arrangement of the mutual funds.

Reconciliations of the beginning and ending balance for items measured at fair value using significant unobservable inputs (level 3) as of March 31, 2012 are as follows:

March 31, 2012
Mutual funds
Balance at January 1, 2012	64
Transfer to (out of) level 3
Limited mutual funds participation unit for debt based securities	-
Purchase	8
Included in consolidated statement of comprehensive income
Realized (loss)-recognized in profit or loss	-
Unrealized (loss)-recognized in other comprehensive income	-
Redemption	(2)
Balance at March 31, 2012	70

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

44.  CAPITAL MANAGEMENT

The capital structure of the Company and its subsidiaries is as follows:

	March 31, 2012		December 31, 2011
	Amount	Portion	Amount	Portion
Short-term debts	170	0.26%	100	0.15%
Long-term debts	15,699	23.95%	17,771	27.18%
Total debts	15,869	24.21%	17,871	27.33%
Equity attributable to owners	49,683	75.79%	47,510	72.67%
Total	65,552	100.00%	65,381	100.00%

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stockholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Company’s conducts debt valuation to assess possibilities of refinancing existing debts with the new ones which have more efficient cost that will lead to more optimize cost-of-debt. In case of rich idle cash coupled with limited investment opportunities, the Company will consider of buying back its stocks or paying dividend to its stockholders.

In addition to complying with loan covenants, the Company also maintains its capital structure at the level it believes will not risk its credit rating and that is roughly equal with its competitors.

Debt to equity ratio (comparing net interest-bearing-debt to total equity) is a ratio which is monitored by management to evaluate the Company’s capital structure and review the effectiveness of the Company’s debts. The Company monitors its debt levels to ensure the debt to equity ratio complies with or is below the ratio set out in its contractual borrowings and that such ratios are comparable or better than other regional area entities in the telecommunications industry.

The Company debt to equity ratio as of March 31, 2012 and December 31, 2011are as follows:

	March 31, 2012	December 31, 2011
Total interest bearing debts	15.869	17,871
Less: Cash and cash equivalents	(11.163)	(9,634)
Net debts	4.706	8,237
Total equity attributable to owners	49.683	47,510
Net debt to equity ratio	9.47%	17.34%

As stated in Notes 17, 18, 19, the Company is required to maintain a certain debt to equity ratio and debt service coverage ratio by the lenders. During the years ended for three months period ended March 31, 2012 and the years ended December 31, 2011, the Company has complied with the externally imposed capital requirements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)

AND THREE MONTHS PERIOD ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

45.  SUBSEQUENT EVENTS

a.       On April 2, 2012, Metra established a subsidiary, called PT Metra Plasa (“Metra Plasa”), subsequently on April 16, 2012, Metra, Ebay International AG (“Ebay”) and Metra Plasa, entered into a purchase agreement of Metra Plasa’s new shares with percentage of 60% ownership by Metra and 40% ownership by Ebay, respectively.

b.      On April 3,  2012, based on notarial Metra’s Sirculer, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,423 billion to Rp.1,533 billion by issuing 11,000,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for additional paid in capital purpose on the Sigma.

c.       On April 5, 2012, Telkomsel received a refund for the overpayment of Corporate Income Tax for fiscal year 2010 amounting to Rp 294.7 billion, net of underpayment of Value Added Tax (Note 30f.ii).

d.      On April 24, 2012, Indonusa entered in to a facility loan agreement with BRI for Rp.225 billion.

e.       On April 25, 2012, Telkomsel received Tax Court’s verdict which approved Telkomsel’s appeal on cancellation of STPs for underpayments of income tax Article 25 for 2010 fiscal year (Note 30f.ii).

f.       On April 25, 2012, Based on the Telkomsel’s AGM of shareholders dated April 25, 2012, the shareholders resolved amongst other things, to declare cash dividend of Rp.10,26 which was computed at 80% of the 2011 profit.

g.       As of April 25, 2012, the Company had repurchased 947,805,460 shares equivalent to 4.70% of the issued and outstanding Series B shares, for a repurchase price of Rp.7,531 billion, including broker and custodian fees (Notes 1c and 23).

46.  ACCOUNTS RECLASSIFICATION

Certain accounts in the consolidated financial statement for three months period ended March 31, 2011 has been reclassified to conform with the presentation of accounts of the consolidated financial statements for three months period ended March 31, 2012, with details of significant accounts reclassification are as follows:

	Before reclassification	Reclassification	After reclassification
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THREE MONTHS PERIOD ENDED MARCH 31, 2011
EXPENSES
Personnel	(1,951)	42	(1,909)
General and administrative	(511)	(42)	(553)